Note to Reader: English translation of the original agreement. This translated version has been produced for disclosure purposes only and the parties to this agreement have not executed this agreement drafted in English. The parties have executed, on June 4, 2017, a French version of the agreement, it being understood that the parties are bound only by such French version.

SUBSCRIPTION AGREEMENT

June 4, 2017

OSISKO GOLD ROYALTIES LTD
1100 Canadiens-de-Montréal Avenue, Suite 300
Montreal, Québec
H3B 2S2

Attention:                M. Bryan A. Coates, President

Subscription for Common Shares of Osisko Gold Royalties Ltd

The Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) understands that Osisko Gold Royalties Ltd (the “Corporation”) wishes to enter into this subscription agreement with Fonds F.T.Q., pursuant to which the Corporation shall issue to Fonds F.T.Q., and Fonds F.T.Q. shall subscribe with the Corporation (the “Private Placement”), for gross proceeds of $75,000,001.44, a total of 5,151,099 common shares of the Corporation’s share capital (the “Subscribed Shares”), at a price per share equal to the Subscription Price (as hereinafter defined) in order to complete the acquisition pursuant to the Acquisition Agreement. Subject to the conditions set forth herein, Fonds F.T.Q. hereby agrees to purchase from the Corporation all the Subscribed Shares at the Closing Time (as hereinafter defined), and the Corporation hereby agrees to issue to Fonds F.T.Q. at the Closing Time all the Subscribed Shares.

The Private Placement is Concurrent with the completion of:

1.

a private placement with the Caisse de dépôt et placement du Québec for gross proceeds of $200,000,003.84 of common shares of the share capital of the Corporation, at the Subscription Price (the “Concurrent Private Placement”);

2.	of the issuance of Common Shares by way of payment of the sale price under the Acquisition Agreement.

The following are the further conditions of the Agreement:

Section 1	Definitions

In addition to the terms defined in the preamble hereinabove, the following terms as used in this Agreement shall have the following meaning:

(a)

“Acquisition Agreement” means the acquisition agreement dated June 4, 2017 for the acquisition by the Corporation, directly or indirectly by way of a Subsidiary, of certain assets or issued and outstanding securities of certain entities of the Sellers;

(b)

“Affiliate” has the meaning ascribed to such term in the Securities Act (Québec), and “wholly-owned Affiliate” means an Affiliate as defined in the Securities Act (Québec), with the proviso that the notion of “control” as incorporated in such definition shall be defined as the ownership of 100% of the equity securities of an entity;

(c)

“Agreement” means this subscription agreement, including any schedules or exhibits attached hereto, and not any particular Article or Section or other portion except as may be specified, and words such as “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

(d)	“Applicable Securities Laws” means all applicable securities, corporate and other laws, rules, regulations, notices and policies in each of the provinces and territories of Canada;

(e)	“Business Day” means a day which is not Saturday, Sunday or a legal holiday in Montreal, Québec;

(f)	“Closing Date” means on or around July 31, 2017 or such other date as agreed by the parties;

(g)	“Closing Time” means 8:00 a.m. (Montreal time) or such other time on the Closing Date as Fonds F.T.Q. and the Corporation may mutually agree;

(h)	“Common Shares” means the common shares of the Corporation’s share capital;

(i)	“Corporation” means Osisko Gold Royalties Ltd, a business corporation incorporated under the QBCA;

(j)	“Corporation’s counsel” means Lavery, de Billy, L.L.P.;

(k)

“Disclosure Documents” means all information filed by or on behalf of the Corporation and, as the case may be, its predecessor entities since December 31, 2016 with any of the Securities Regulatory Authorities, including the most recent management information circular, the current annual information form, the most recent audited financial statements and the related management’s discussion and analysis, the interim financial statements and the related management’s discussion and analysis, material change reports and any other document, information, evidence, return, report, application or statement that may be filed by or on behalf of the Corporation under applicable securities legislation;

(l)

“Lien” means, with respect to any property, including mineral titles or securities, or income or any other benefits accruing thereto or resulting therefrom, the granting or suffering or supporting of any priority, mortgage, hypothec, lien, pledge, assignment by way of security, charge, security interest as guaranty for an obligation, whether present or future, actual or potential, trust arrangement in the nature of a security interest, conditional sale or other title retention agreement, equipment trusts, lease financings including by way of sale and lease-back, levy, execution, seizure, attachment, garnishment, servitude or easement, license, right of use, dismemberment of the right of ownership, claim, option or any other legal or contractual right granted to a person or from which a person may benefit, preferential right or adverse claim constituting an interest in such property, or any other encumbrance in respect of such property, as well as any undertaking, offer or promise to grant or bestow any one or more of such liens as so defined, directly or indirectly, and derivatives of such term, other than with respect to vehicle leases;

(m)

“Litigation” means any demand letter, claim, action, suit, class action, trial, mediation, arbitration, notice or any other investigation, judicial, quasi-judicial, regulatory or administrative proceeding taken against, or which may affect, a person, except for any litigation as so defined that has been fully and finally settled;

(n)	“NYSE” means the New York Stock Exchange;

(o)

“Public Body” means any state or government, any international body or body bringing together several states or provinces, any body, board, commission, office and any other authority instituted or constituted by a state or government, whether by statute or otherwise, any body, board, commission, office, of a public or private nature, exercising governmental or quasi-governmental functions or regulatory or self-regulatory functions on behalf of a state or for another public body or body otherwise having jurisdiction, as well as any body, office, commission, board, arbitration tribunal or judicial, quasi-judicial or administrative tribunal, whether national, provincial or governmental, foreign or international, as well as any court of justice; without limiting the generality of the foregoing, “Public Body” includes the TSX and the NYSE;

(p)	“QBCA” means the Business Corporations Act (Québec), including the regulations promulgated thereunder;

(q)	“Regulation 45-106” means Regulation 45-106 respecting prospectus and registration exemptions;

(r)	“Securities Act of 1933” means the United States Securities Act of 1933, as amended;

(s)	“Securities Regulatory Authorities” means the securities commissions or similar regulatory authorities in each of the provinces of Canada;

(t)

“Sellers” means Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investment I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited;

(u)	“Shares Concerned” means the Subscribed Shares and the Common Shares to be issued under Section 3(d);

(v)	“Subscription Price” means a price of $14.56 per share;

(w)	“Subsidiary” has the meaning assigned thereto in the QBCA;

(x)

“Swap” means a transaction that is an interest rate swap, a basis swap, a forward rate agreement, a commodity swap, a commodity option, an equity swap, an equity option, a bond option, an interest rate option, a foreign exchange transaction, a cap transaction, a floor transaction, a collar transaction, a currency swap transaction, a cross-currency swap, a foreign currency option contract, a forward sale, a futures contract or any other similar transaction (including an option with respect to any such transaction or combination of same); and

(y)	“TSX” means the Toronto Stock Exchange.

The terms “misrepresentation”, “material change” and “material fact” shall have the meanings ascribed thereto under Applicable Securities Laws.

Wherever the words “include”, “including” or “includes” are used in the Agreement, they are not intended to be limiting and they shall be deemed to be followed by the words “without limitation”.

Section 2	Subscription

Subject to the terms, conditions and other provisions set forth herein, Fonds F.T.Q. undertakes hereby to subscribe for the Subscribed Shares at the Subscription Price, at the Closing Time, and the Corporation hereby irrevocably undertakes to accept such subscription and to issue accordingly the Subscribed Shares to Fonds F.T.Q.

Section 3	Covenants of the Corporation

As supplementary and essential considerations for the entering into of this Agreement by Fonds F.T.Q., the Corporation undertakes to do the following as of the execution date of this Agreement until the earliest of the effective date of the acquisition contemplated by the Acquisition Agreement or the termination of the Acquisition Agreement in accordance with its terms:

(a)	at the time of their issuance in accordance with the Agreement, to issue the Subscribed Shares as fully-paid Common Shares;

(b)

to comply with all covenants of the Corporation set forth in the Agreement and to duly, punctually and faithfully perform all of its obligations under the Agreement and applicable laws and regulation, including the Applicable Securities Laws;

(c)

to allow Fonds F.T.Q. to perform a due diligence of the Sellers as well as of the Corporation and the Affiliates and, for this purpose, to give its officers, employees and representatives reasonable access and to supply relevant materials and information as may be requested, including, without limitation, accounting books and records and management employment contracts, and to allow copies to be made and to allow discussions concerning its business and financial situation with the officers and auditors of the Corporation;

(d)	at the Closing Date, to pay to Fonds F.T.Q., as capital commitment, an amount equal to 5% of Fonds F.T.Q.’s aggregate subscription amount as well as 105,125 Common Shares;

(e)

to promptly inform Fonds F.T.Q. of any actual or anticipated material change or fact, event or situation (whether current, anticipated, threatened, contemplated or proposed) which, individually or together with other changes, facts, events or situations, results in a material change, whether actual or anticipated based on the facts, that occur between the time of execution hereof and the Closing Time;

(f)

to comply with the Applicable Securities Laws and the rules, requirements, policies, notices and regulations of the TSX and the NYSE in connection with the Private Placement and the other transactions contemplated by this Agreement and to consult Fonds F.T.Q. and its advisers with respect to the manner in which the Private Placement and the other transactions contemplated by this Agreement shall be in compliance with the Applicable Securities Laws and the rules, requirements, policies, notices and regulations of the TSX and the NYSE;

(g)

to make commercially reasonable efforts to work in collaboration and cooperate with Fonds F.T.Q. and its advisers in connection with the preparing of any application aimed at securing, prior to the Closing Date, any regulatory approvals required in connection with the Private Placement, as well as any orders, registrations, consents, filings, decisions, exemptions, letters and the preparing of any documents reasonably considered by one of the parties hereto necessary for the performance of its obligations or otherwise desirable under the applicable laws in connection with this Agreement as quickly as possible (including, without limitation, any statements, applications or observations submitted with the TSX and the NYSE), and in particular:

(i)

to afford Fonds F.T.Q. and its advisers a reasonable possibility to participate in any communication (verbal, written or otherwise) with any Public Body (including the TSX and the NYSE) with respect to the Private Placement, including by providing Fonds F.T.Q., in advance, with copies of any notices, statements, applications and other communications in draft form and a reasonable possibility to review same and to promptly deliver comments thereon, and the Corporation, acting reasonably, shall duly take such observations into account. Further, the final version of any written communication with any Public Body (including the TSX and the NYSE) which may be filed by or on behalf of the Corporation shall be reasonably satisfactory to Fonds F.T.Q. as regards form and content;

(ii)

to immediately notify Fonds F.T.Q. and its advisers in writing of any request (whether formal or informal) by a Public Body (including the TSX and the NYSE) concerning any matter which may affect the Private Placement and the other transactions contemplated by this Agreement;

(h)

to make commercially reasonable efforts to complete the acquisition in accordance with the terms of the Acquisition Agreement and to provide Fonds F.T.Q. with prior notice of any intention of the parties to terminate the Acquisition Agreement; and

(i)	to secure Fonds F.T.Q.’s prior approval in connection with any communication to be made public which refers to Fonds F.T.Q. or to the Private Placement in accordance with the provisions of Section 13.

In addition to the above, for as long as Fonds F.T.Q. shall be a shareholder or creditor of the Corporation, the Corporation undertakes in regard of Fonds F.T.Q., for itself and for each of its subsidiaries, to:

(j)

contribute, with its employees residing in Québec and at the same time as such employees, to the acquisition of shares of Fonds F.T.Q., at a rate of one dollar for every dollar invested by an employee, up to a maximum of $250 per employee per year;

(k)	implement a procedure of deductions at source allowing employees to acquire shares of Fonds F.T.Q. by way of a preauthorized debit on each pay cycle;

(l)	implement a tax relief mechanism for contributions to Fonds F.T.Q., at both provincial and federal levels;

(m)

contribute, as of the date hereof, to the Fondation de la formation économique of Fonds F.T.Q. at a rate of $40 (plus taxes) per year per employee residing in Québec and having worked a minimum of 320 hours in one fiscal year. Such amount shall be payable within 30 days following the end of each of its fiscal years.

Section 4	Representations and Warranties of the Corporation

The Corporation represents and warrants to Fonds F.T.Q., both at the date hereof and at the Closing Date, and acknowledges that Fonds F.T.Q. is relying upon such representations and warranties in entering into the Agreement, that:

(a)

the Corporation has full corporate capacity, power and authority to issue the Subscribed Shares and upon issuance of same and receipt of the Subscription Price for same, the Subscribed Shares shall be duly allotted, validly issued and outstanding as fully paid shares of the share capital of the Corporation and free of all Liens, charges and encumbrances;

(b)

the Corporation is not in default or breach of the following, and the execution and delivery of the Agreement by the Corporation, as well as the compliance with the conditions of said Agreement or the transactions contemplated herein, including the issuance of the Subscribed Shares, does not and will not have any of the following effects:

(i)

result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of the Corporation or of the Acquisition Agreement or any other material agreement to which the Corporation is a party and by which the Corporation is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect, in the short, medium and/or long term, the business, operations, outlooks, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation or its properties or assets on a consolidated basis;

(ii)	result in the breach, termination or revocation of licences, rights, accreditations, certifications or other authorizations held by the Corporation; or

(iii)

give rise to any Lien on or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the acceleration of or the maturity of any indebtedness or other liabilities or obligations under, any agreement binding or affecting the Corporation or any of its properties;

(c)

The execution and delivery of the Acquisition Agreement by the Corporation, as well as the compliance with the conditions of the Acquisition Agreement or the transactions contemplated under the Acquisition Agreement do not and will not:

(i)

result in a breach or constitute a default and create result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of the Corporation or of any material agreement to which the Corporation is a party and by which the Corporation is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect, in the short, medium and/or long term, the business, operations, outlooks, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation or its properties or assets on a consolidated basis;

(ii)	result in the breach, termination or revocation of licences, rights, accreditations, certifications or other authorizations held by the Corporation;

(d)

the Corporation has full corporate capacity, power and authority to enter into the Agreement and to perform its obligations under the Agreement and the Agreement has been duly authorized, executed and delivered by the Corporation and the Agreement is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with the respective terms of said Agreement subject to the general qualifications that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally; and

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(e)

the execution and delivery of the Agreement and the fulfilment of the terms of said Agreement by the Corporation or the transactions contemplated hereunder, including the issuance of the Subscribed Shares, does not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, court, tribunal or other Public Body, stock exchange, Securities Regulatory Authority or other third party, except for such as have already been obtained;

(f)

there are no third party consents required to be obtained in order for the Corporation to issue the Subscribed Shares that have not already been or will not have been obtained at the Closing Date, including approval from the Corporation’s shareholders in accordance with the requirements of the TSX;

(g)

to the Corporation’s knowledge, the Corporation has not, directly or indirectly (i) made any contribution or gift which contribution or gift is in violation of any applicable laws, or any bribe, rebate, payoff, influence payment, kickback or other payment to any person, regardless of form, whether money, property or services (a) to obtain favourable treatment in securing business, (b) to pay for favourable treatment of business secured, or (c) to obtain special concessions or for special concessions already obtained, for or in respect of the Corporation, (ii) established or maintained any fund or asset that has not been recorded in its books and records; without limiting the generality of the above, there have been no actions taken by the Corporation, or to the knowledge of the Corporation on behalf of the Corporation, that would cause it to be in violation of the Corruption of Foreign Public Officials Act or any similar applicable anti-corruption or anti-bribery law;

(h)

the Disclosure Documents represent the entirety of the documents required to be filed since December 31, 2016 with one of the Securities Regulatory Authorities under the Applicable Securities Laws, and the content of same complies in all materials respects with the Applicable Securities Laws;

(i)

the information and statements set forth in the Disclosure Documents were true and correct in all material respects and did not contain any misrepresentation, nor did same fail to mention a material fact, the mention of which is required or necessary for a statement to not be misleading in light of the circumstances in which it was made, in each case, as of the date of such information or statements;

(j)

since December 31, 2016 no material change has occurred which is not disclosed in the Disclosure Documents, and no material change has been communicated to the Securities Regulatory Authorities on a confidential basis without thereafter being communicated to the public;

(k)	CST Trust Company, at its principal offices in the city of Montreal, is the duly appointed registrar and transfer agent of the Corporation with respect to the common shares;

(l)

the definitive forms of certificates representing the common shares are in all material respects in due and proper form under the laws governing the Corporation and the requirements of the TSX and the NYSE;

(m)

the issued and outstanding common shares are listed and posted for trading on the TSX and the NYSE and the Corporation is in compliance with the rules, requirements, policies, notices and regulations of the TSX and the NYSE in all material respects;

(n)

the Corporation is a “reporting issuer” or equivalent in all Canadian provinces within the meaning of applicable securities legislation and is not in default of any requirement of applicable securities legislation in any material respect; and

(o)

to the knowledge of the Corporation, the Corporation is not subject to any cease trading order on its securities or, to the best of the Corporation’s knowledge, by any investigation under the Applicable Securities Laws or a review by a securities authority in connection with its Disclosure Documents, and has no knowledge of any breach with respect to documents or reports filed with the Securities Regulatory Authorities as a result of which the Corporation would be included in a list of defaulting reporting issuers. The Corporation is not subject to any listing, filing or continuing disclosure obligation in any jurisdiction except the Canadian provinces.

Moreover, the Corporation reiterates for the full benefit of Fonds F.T.Q. the representations and warranties set forth in Section 3.2 and Schedule H of the Acquisition Agreement and same shall be incorporated herein as if recited in full in the Agreement and acknowledges that Fonds F.T.Q. is entering into the Agreement in reliance on such representations and warranties. Such representations and warranties shall, in their current form and content, remain an integral part of this Agreement notwithstanding any subsequent amendment or termination of the Acquisition Agreement.

Section 5	Representations, Warranties and Acknowledgment of Fonds F.T.Q.

Fonds F.T.Q. represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties, as follows:

(a)

it has relied solely on the Agreement and publicly available information concerning the Corporation and the Sellers and, as the case may be, on the information provided by the Corporation in connection with the due diligence it conducted, and not on any verbal, written or other statement made by or on behalf of the Corporation, except as otherwise specifically set out herein;

(b)	it is purchasing the Subscribed Shares as principal for its own account and not for the benefit of any other person, and is an “accredited investor” as such term is defined in Regulation 45-106;

(c)

it shall not be a party to any transaction for the lending, whether directly or indirectly, of Common Shares of the Corporation to any third party, nor shall effect any short sale of Common Shares of the Corporation or of any other securities of the Corporation;

(d)	it acknowledges the following:

(i)

no prospectus has been filed with any securities regulatory authority in connection with the Private Placement and no securities regulatory authority has reviewed or passed judgment on the soundness of the Subscribed Shares;

(ii)	unless the Corporation and Fonds F.T.Q. agree otherwise, the Subscribed Shares hereunder shall be evidenced by an issuance without certificate registered in the name of CDS;

(iii)

unless the Corporation and Fonds F.T.Q. agree otherwise, the registration of rights on such Subscribed Shares and the transfer of Subscribed Shares shall only be effected using the book-entry system administered by CDS, and a subscriber’s ability to pledge such Subscribed Shares or to otherwise take any measure with respect to his right to such Subscribed Share may be limited due to the absence of a physical certificate;

(iv)	the Subscribed Share do not benefit from any insurance coverage, including any governmental insurance coverage;

(v)

Fonds F.T.Q.’s ability to resell the Subscribed Shares is limited and it is Fonds F.T.Q.’s responsibility to enquire about such restrictions and to conform to same prior to selling the Subscribed Shares;

(vi)

the Corporation has informed Fonds F.T.Q. that the Corporation is relying on an exemption to the obligation to provide Fonds F.T.Q. with a prospectus under applicable securities legislation, such that:

(A)	certain protection schemes, rights and remedies provided for by securities laws, including the right of rescission, will be unavailable to the subscriber;

(B)	securities laws may not provide the subscriber with adequate remedies should the subscriber incur losses on its investment in the shares subscribed;

(C)	the Corporation may be exempted from certain obligations that would otherwise apply under securities laws;

(e)

it is informed that the Subscribed Shares have not been and will not be registered under the Securities Act of 1933 or the security legislation of any State and, therefore, that such Subscribed Shares may not be offered or sold in the United States, except in accordance with the registration requirements of the Securities Act of 1933 or the obligations pertaining to registration exemptions and applicable legislation of all applicable States, and acknowledges that the Corporation does not currently intend on filing an application for registration pursuant to the Securities Act of 1933 with respect to the Subscribed Shares;

(f)

it is not a U.S. Person (as defined in Regulation S, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Subscribed Shares on behalf of, or for the account or benefit of, a person resident in the United States or a U.S. Person;

(g)

it acknowledges that the Subscribed Shares have not been offered to Fonds F.T.Q. in the United States, and represents that the natural persons executing and delivering the Agreement on behalf of Fonds F.T.Q. were not present in the United States at the time the order to buy was made, or the Agreement was executed and delivered;

(h)

it acknowledges and agrees that it will neither offer nor sell the Subscribed Shares in the United States, except if same are registered under the Securities Act of 1933 or the securities legislation of all applicable States in the United States or in accordance with an exemption to such registration obligations;

(i)

the Agreement has been duly and validly authorized, executed and delivered by Fonds F.T.Q. and constitutes a legal, valid and effective obligation of Fonds F.T.Q., enforceable against same, except in cases where its enforceability may be limited by laws governing bankruptcy, insolvency, reorganizations or standstills or by similar laws concerning rights of creditors in general and subject to the fact that rights to indemnification and to a contribution may be limited by applicable laws;

(j)

it has the legal capacity and the power to enter into the Agreement and to be bound by its terms, and is duly constituted and validly existing under the legislation of its jurisdiction of incorporation, and certifies further that all required approvals from its directors and shareholders (or equivalent) have been given or received with regard to these matters;

(k)	it has sufficient knowledge of finance and business to assess the soundness and risks of its investment and is able to bear the economic risk of the loss of its investment;

(l)	it is not acting jointly or in concert with another subscriber with regard to the Subscribed Shares in order to acquire the Subscribe Shares;

(m)

if applicable securities legislation and securities regulations, rules, policies or orders or any securities commission, exchange or other regulatory authority should so require, Fonds F.T.Q. shall sign, remit and file the reports, undertakings and other documents in connection with the issuance of the Subscribed Shares, and shall otherwise work in collaboration with the Corporation in the filing of such reports, undertakings and other documents;

(n)

it has been notified by the Corporation of the transmittal to the Autorité des marchés financiers of information concerning it and concerning the subscription; of the fact that same is collected by the Autorité des marchés financiers pursuant to the power vested in it and for the purposes of applying securities legislation and it has authorized the indirect collection of such information by the Autorité des marchés financiers;

(o)

the execution of the Agreement and the transactions contemplated therein shall not result in a breach of a condition or provision of any legislation applicable to Fonds F.T.Q. or of any agreement to which Fonds F.T.Q. is a party or which binds same;

(p)

as the case may be, Fonds F.T.Q. has been advised by independent legal counsel and investment advisers with respect to the subscription of these Subscribed Shares and has been advised by independent advisers concerning the meaning of all conditions herein applicable to Fonds F.T.Q. regarding the making of representations, the giving of warranties and the providing of undertakings pursuant to the Agreement. Fonds F.T.Q. is not relying on the Corporation or its advisers in this respect;

(q)	it acknowledges and confirms that no representation has been made to it concerning the potential value or price of the Subscribed Shares;

(r)

it acknowledges that all certificates representing the Subscribed Shares and the Common Shares issued as capital commitment, or the book-entry notice, as the case may be, shall bear the following disclaimers required by applicable securities legislation and/or applicable rules of the TSX:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE CLOSING DATE].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE. HOWEVER THEY MAY NOT BE TRADED ON SUCH EXCHANGE AS THEY ARE NOT FREELY TRANSFERABLE. CONSEQUENTLY, ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” FOR THE PURPOSES OF THE RULES OF OPERATION OF THE TORONTO STOCK EXCHANGE.”

(s)

the funds to be transferred by Fonds F.T.Q. to the Corporation hereunder shall not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and CPF acknowledges that the Corporation may in the future be required by legislation to disclose the name of Fonds F.T.Q. and other information concerning the Agreement and Fonds F.T.Q.’s subscription hereunder, confidentially, in accordance with the PCMLTFA. To the best of Fonds F.T.Q.’s knowledge, the subscription funds to be paid by Fonds F.T.Q.: (i) do not and will not, directly or indirectly, result from any activity deemed criminal under legislation in Canada, the United States or any other jurisdiction; or (ii) are not paid on behalf of another person or entity whose identity is unknown to Fonds F.T.Q. Fonds F.T.Q. shall immediately notify the Corporation if it discovers that one of the foregoing representations is no longer true, and shall provide the Corporation with the necessary information in this respect;

(t)	the funds used by Fonds F.T.Q. to subscribe for the Subscribed Shares are, to its knowledge, not proceeds received or resulting, directly or indirectly, from illegal activities;

(u)	Fonds F.T.Q. has not received and does not expect to receive any financial aid from the Corporation, directly or indirectly, in connection with its subscription hereunder; and

(v)	at the date hereof, except with respect to 3,384,264 Common Shares, Fonds F.T.Q. does not have ownership or control of any Common Shares, whether directly or through a wholly-owned Affiliate.

Section 6	Lock-Up

Until the expiry of a six-month period following the Closing Date, Fonds F.T.Q. agrees to abstain from the following, except with prior written consent of the Corporation:

(a)

sell, offer, transfer or otherwise dispose of the Shares Concerned or grant an option to acquire or a right to sell same, or enter into an agreement in this respect (including in connection with a short sale, a put option or a call option), except to a wholly-owned Affiliate (which wholly-owned Affiliate shall, as a result of such transaction, be bound by this Section);

(b)

except to a wholly-owned Affiliate (which wholly-owned Affiliate shall, as a result of such transaction, be bound by this Section), effect a Swap or any other agreement or transaction which transfers, in whole or in part, directly or indirectly, the economic impact resulting from the ownership of the Shares Concerned, whether the payment in connection with such Swap or transaction be made by way of the delivery of the Shares concerned, the payment of a cash amount or in any other manner;

(c)	make a public announcement of the intention to take any one or more of the preceding measures;

(d)	act in concert with a third party with respect to any one or more of the measures mentioned above.

In order to receive the Corporation’s prior consent, Fonds F.T.Q. shall provide the Corporation with written notice of its intention to receive such consent, and the Corporation shall indicate to it in writing within ten Business Days following receipt of the notice from Fonds F.T.Q. whether or not it gives its consent. If the Corporation fails to communicate to Fonds F.T.Q. its decision no later than the end of the tenth Business Day following the date on which it received said notice, the Corporation is deemed to have given its consent.

Section 7	Indemnity

(a)

The Corporation shall indemnify and save Fonds F.T.Q., and each of Fonds F.T.Q.’s Affiliates, agents, directors, officers, shareholders and employees, harmless against and from all liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit), costs (including all reasonable judicial and extrajudicial and legal fees and expenses), damages, interest, fines, penalties, dues and expenses to which Fonds F.T.Q., or any of Fonds F.T.Q.’s Affiliates, agents, directors, officers, shareholders or employees may be subject or which Fonds F.T.Q., or any of Fonds F.T.Q.’s Affiliates, agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)

any misrepresentation or alleged misrepresentation contained in any part of the Disclosure Documents filed by or on behalf of the Corporation (except for any statement relating to Fonds F.T.Q. and based on information provided by Fonds F.T.Q.);

(ii)

any order made by one or more authorities of competent jurisdiction at the Closing Time or any inquiry, investigation (whether formal or informal) or other proceeding commenced, announced or imminent as at the Closing Time from such authorities (not based on the activities or alleged activities of Fonds F. T.Q.) prohibiting, restricting or materially affecting the trading or distribution of the Subscribed Shares;

(iii)

any material actual or alleged breach of, material default under or material non-compliance by the Corporation with any requirements of Applicable Securities Laws or the by-laws, rules or regulations of any stock exchange existing as at the Closing Time; or

(iv)

any (A) actual or alleged untruth, inaccuracy or breach of any of the representations and warranties of the Corporation existing at the Closing Time or (B) breach of the covenants or other obligations of the Corporation, in each case contained in the Agreement or in any other certificate or document delivered by or on behalf of the Corporation under the Agreement or such other documents.

(b)

Fonds F.T.Q. shall indemnify, defend and hold the Corporation harmless against and from all liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit), costs (including reasonable legal fees and expenses), damages and expenses to which the Corporation may be subject or which the Corporation may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of the untruth, inaccuracy or breach of any of the (A) representations and warranties of Fonds F.T.Q. or (B) covenants of Fonds F.T.Q., in each case contained in the Agreement or in any other certificate or document delivered by or on behalf of Fonds F.T.Q. under the Agreement or such other documents.

(c)

If any claim contemplated by Section 7(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in Section 7(a), such person or corporation (the “Indemnified Person”) shall notify the Corporation (the “Indemnifying Party”) (provided that failure to sonotify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided, however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person, acting reasonably, and that no settlement may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain separate counsel in any proceeding relating to a claim contemplated by Section 7(a) but the fees and expenses of such counsel shall be at the expense of the Indemnified Person, unless:

(i)

the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defense of such proceedings on the Indemnified Person’s behalf);

(ii)

the Indemnifying Party shall not have taken the defense of such proceedings and employed counsel within ten days after notice has been given to the Indemnifying Party of commencement of such proceedings or, having employed such counsel, have diligently pursued such defense; or

(iii)	the employment of such counsel has been authorized by the Indemnifying Party in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for the Indemnified Persons of or related to Fonds F.T.Q.

(d)

If the Indemnifying Party has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party with copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Party.

(e)

If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Person with respect to any liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit), costs (including reasonable legal fees and expenses), damages and expenses referred to in this Section 7, then the Indemnifying Party, in lieu of indemnifying such Indemnified Person hereunder, shall contribute to the amount paid or payable by such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other, in connection with the statement or omissions that resulted in such liabilities, claims, actions, suits, proceedings, demands, losses, costs, damages or expenses, as well as any other relevant and equitable considerations.

(f)

The payment of any amount due by way of indemnification as provided in this Section 7 shall be made by the Indemnifying Party within 15 days following a written claim by the Indemnified Person in this effect. Any amount unpaid after expiry of this time limit shall bear interest until full payment at the base per annum interest rate required by the National Bank of Canada for commercial loans granted in Canada in Canadian funds, as published or announced from time to time, plus 5%, which rate shall be set at the time any such amount becomes due, and revised, on the first day of each month, based on the then current base per annum interest rate at such financial institution.

(g)

The Corporation hereby acknowledges and agrees that, with respect to this Section 7, Fonds F.T.Q. is contracting on its own behalf and as agent for the other Indemnified Persons referred to in this Section 7. In this regard, Fonds F.T.Q. shall act as trustee or agent for such Indemnified Persons of the covenants of the Corporation under this Section 7 with respect to such Indemnified Persons and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Persons.

Section 8	Expenses

Whether or not the transactions contemplated hereunder are completed, all costs and expenses (including applicable goods and services tax) incurred by the Corporation in connection with or incidental to the transactions contemplated hereby, including those relating to the distribution of the Subscribed Shares, shall be borne by the Corporation, including the fees and expenses of the Corporation’s counsel, the fees and expenses of the Corporation’s transfer agent, the auditors and other outside consultants of the Corporation and all stock exchange listing fees and dues payable to the Securities Regulatory Authorities as a result of the Private Placement. Moreover, whether or not the transactions contemplated hereunder are completed, Fonds F.T.Q. shall bear its expenses in connection with the Private Placement, including the fees and expenses of its legal counsel.

Section 9	Closing Conditions

The purchase of the Subscribed Shares shall be completed at the Closing Time at the offices of the Corporation’s counsel in Montreal, Québec or at such other place as the Corporation and Fonds F.T.Q. may agree. The obligations of each party hereto shall be subject to compliance with the obligations and undertakings of the other party set forth in the Agreement and to the accuracy at the Closing Date of the representations and warranties of such other party.

Fonds F.T.Q.’s obligation to purchase the Subscribed Shares shall further be subject to the following conditions being met at the Closing Date, which conditions are set forth for the benefit and in the exclusive interest of, and may only be waived by, Fonds F.T.Q.:

(a)

Fonds F.T.Q. shall pay to the Corporation, by wire transfer or such other means as the Corporation and Fonds F.T.Q. may agree, an aggregate amount of $75,000,001.44 in consideration for the issuance of the Subscribed Shares against delivery by the Corporation to CDS Clearing and Depository Services Inc. (“CDS”) of one or more global certificates in fully registered form representing each of the Subscribed Shares subscribed by Fonds F.T.Q., as the case, or electronic evidence of issuance of such, in any case registered in the name of “CDS & Co.” as the nominee of CDS, to be held by CDS as a book-based security or a non-certificated security (in the case of an electronic delivery), as the case may be, in accordance with the rules and procedures of CDS, or in such other names as Fonds F.T.Q. shall notify the Corporation in writing not less than 48 hours prior to the Closing Time;

(b)	the Corporation shall deliver to Fonds F.T.Q.:

(i)

by way of wire transfer or by other means agreed to between the Corporation and Fonds F.T.Q., as Fonds F.T.Q.’s capital commitment, an amount equivalent to 5% of the Subscription Price of the Subscribed Shares subscribed by Fonds F.T.Q. as well as 105,125 Common Shares, as set forth in Section 3(d) hereof;

(ii)

favourable legal opinions from the Corporation’s legal counsel addressed to Fonds F.T.Q., which shall reasonably satisfy Fonds F.T.Q. as regards form and content, with respect to the transactions contemplated hereunder;

(iii)	evidence judged satisfactory by Fonds F.T.Q. of the fact that the Concurrent Private Placement has been completed, or shall be completed at the Closing Time;

(iv)

evidence judged satisfactory by Fonds F.T.Q. of the Corporation’s shareholders approval of the issuance of the Subscribed Shares and of the fact that the Subscribed Shares have been accepted by the TSX and the NYSE, at the Subscription Price, subject only to customary conditions judged acceptable by Fonds F.T.Q., and that same shall be accepted for purposes of trading on the TSX and the NYSE;

(v)

the other certificates and documents mentioned in the closing agenda agreed to by the Corporation and Fonds F.T.Q. in connection with the completion of the Private Placement, including without limitation a certificate duly signed for and on behalf of the Corporation by the President and Chief Financial Officer attesting to the completion of the prior conditions listed in this Section, the compliance with the obligations and undertakings of the Corporation set forth in the Agreement and the accuracy at the Closing Date of the representations and warranties of the Corporation, as well as any other factual matter in respect of which Fonds F.T.Q. may require certification;

(c)	the Acquisition Agreement shall have been executed essentially in the form joint in Schedule A to this Agreement;

(d)	the absence of any cease trading order on the securities of the Corporation issued by the Securities Regulatory Authorities;

(e)

no Public Body shall have passed, published, promulgated, applied, introduced, rendered or handed down a law, statute, judgment, order or decision that results in a material adverse change affecting the Corporation or its securities, which makes the completion of the transactions contemplated herein illegal or otherwise prohibited, or which prevents, prohibits or significantly restricts the transactions contemplated herein or the trading of the Corporation’s securities, nor shall have announced its intention of doing any of the foregoing;

(f)

there shall be no current or pending Litigation and, to the best of the Corporation’s knowledge, no threat of Litigation against the parties hereto before any Public Body which, if it resulted in an adverse judgment, order or decision, could result in a material adverse change affecting the Corporation or its securities, make the completion of the transactions contemplated herein illegal or otherwise prohibited, or prevent, prohibit or significantly restrict the transactions contemplated herein or the trading of the Corporation’s securities; and

(g)	the absence of any material adverse change affecting the Corporation or its securities since the date hereof.

The Corporation agrees to make all reasonable efforts to satisfy the prior conditions set forth in this Section as quickly as possible and to complete and finalize the transactions contemplated herein.

Section 10	Notices

(a)	Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

OSISKO GOLD ROYALTIES LTD
1100 Canadiens-de-Montréal Avenue, Suite 300
Montreal, Québec H3B 2S2

Attention:          Bryan A. Coates, President
Facsimile:           514-940-0669
E-mail:                 bcoates@osiskogr.com

with a copy to:

Lavery, de Billy

Attention:          Josianne Beaudry
Facsimile:           514-871-8977
E-mail:                 jbeaudry@lavery.ca

and, in the case of notice to be given to Fonds F.T.Q., be addressed to:

FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC (F.T.Q)
545 Crémazie Blvd. East, Suite 200
Montreal, Québec H2M 2W4

Attention:          Vice-President, Legal Affairs
Facsimile:           514-383-2500
E-mail:                affairesjuridiques@fondsftq.com

or to such other address as a party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee;

(b)

a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and

(c)

a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:30 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

Section 11	Waiver

By executing this Agreement, the Corporation acknowledges that the truthfulness and accuracy of each of its representations and warranties, as well as the full and punctual compliance with each of its undertakings and the other terms agreed to for the benefit of Fonds F.T.Q. hereunder, represent essential considerations for Fonds F.T.Q., absent which Fonds F.T.Q. would not have presented this subscription.

Fonds F.T.Q. may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenants, term or condition hereunder, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition hereunder or any other breach of, default under or non-compliance with any other representation, warranty, covenant, term or condition hereof, in its sole discretion, provided that any such waiver or extension shall be binding on Fonds F.T.Q. only if the same is in writing.

Section 12	Gender and Number

Any reference in the Agreement to gender includes all genders (including neuter) and words denoting the singular number only shall include the plural and vice versa.

Section 13	Parties to Discuss Press Releases

The parties shall cooperate with each other in relaying to third parties information concerning the Agreement and the transactions contemplated herein, and shall discuss drafts of all press releases and other releases of information for dissemination to the public pertaining hereto. However, nothing in this Section 13 shall prevent a party from furnishing any information to any governmental agency or regulatory authority or stock exchange or to the public, insofar only as is required by the Agreement or Applicable Securities Laws, provided that a party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide the other parties with a draft of such information in sufficient time prior to its release to enable such other parties to review such draft and advise that party of any comments they may have with respect thereto. In particular, the Corporation agrees that it shall, subject to the requirements of Applicable Securities Laws and the QBCA, obtain the consent of Fonds F.T.Q. to the disclosure of any information regarding Fonds F.T.Q. to be contained in any news release or other document filed with any authorized authority or disclosed to the public.

Section 14	Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of the Agreement, but the Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 15	Qualifying Law

The Agreement shall be governed by and construed in accordance with the laws of the Province of Québec (without giving effect to any conflict of laws principles thereunder) and the laws of Canada applicable therein. Each of the Corporation and Fonds F.T.Q. hereby attorns to the exclusive jurisdiction of the courts of the Province of Québec.

Section 16	Assignment and Enurement

Neither the Agreement nor any benefits or duties accruing under the Agreement shall be assignable by any party without the prior written consent of the other party, except that Fonds F.T.Q. shall be entitled to assign the Agreement or the benefits or duties accruing hereunder to a wholly-owned Affiliate without the prior consent of the Corporation. Subject to the foregoing, the Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Section 17	Public Filing

The parties hereby consent to the public filing of the Agreement if any party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

Section 18	Time of the Essence

Time shall be of the essence of the Agreement.

Section 19	Amendments or Modifications

No amendment or modification to, or waiver of, any one or more provisions of this Agreement shall bind a party hereto unless such is set out in writing and signed by all parties hereto, in the case of an amendment or modification, or by said party, in the case of a waiver. A waiver of a provision of this Agreement does not constitute a waiver of any other provision hereof. No waiver of a provision of this Agreement shall constitute a waiver of the right to enforce same in the future unless the waiving party should expressly set out in writing that such is the case.

Section 20	Counterpart Execution

The Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile or PDF format transmission.

Section 21	Further Assurances

Each party to the Agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of the Agreement or of any agreement or other document executed pursuant to the Agreement or any of the respective obligations intended to be created hereby or thereby.

Section 22	Entire Agreement

It is agreed that the terms of the Agreement shall supersede any prior verbal or written agreement entered into between Fonds F.T.Q., its Affiliates and the Corporation.

[Remainder of page intentionally left blank.]

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Fonds F.T.Q.

FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU
QUÉBEC (F.T.Q.)

By:	(s) Dany Pelletier

By:	(s) Carl Gilbert

ACCEPTED AND AGREED, June 4, 2017

OSISKO GOLD ROYALTIES LTD

By:	(s) Bryan A. Coates
Bryan A. Coates
President

By:	(s) Elif Lévesque
Elif Lévesque
Chief Financial Officer and
Vice-President, Finance

SCHEDULE A

Acquisition Agreement

See attached.

EXECUTION VERSION

ACQUISITION AGREEMENT

dated June 4, 2017

between

ORION MINE FINANCE (MASTER) FUND I LP,
|ORION MINE FINANCE (MASTER) FUND I-A LP,
ORION CO-INVESTMENTS I (STREAM) LLC,
ORION CO-INVESTMENTS II LP,
ORION CO-INVESTMENTS IV LP,
8248567 CANADA LIMITED and
LYNX METALS LIMITED

and

OSISKO GOLD ROYALTIES LTD

- ii -

ARTICLE 7 - CLOSING		39

7.1	Closing; Time and Place	39

7.2	Sellers' Closing Deliveries	40

7.3	Buyer's Closing Deliveries	41

ARTICLE 8 - POST-CLOSING COVENANTS		41

8.1	Post-Closing Access to Books and Records	41

8.2	Holding Entity Name Changes	42

8.3	Security	42

8.4	Transfer of the [Redacted] Royalty	42

8.5	Conduct of [ Redacted ] Litigation	43

8.6	Mantos Silver Stream [ Redacted ]	43

ARTICLE 9 - TERMINATION		44

9.1	Termination Events	44

9.2	Effect of Termination	44

ARTICLE 10 - INDEMNIFICATION		44

10.1	Indemnification by the Sellers Generally	44

10.2	Indemnification by the Buyer	45

10.3	Procedure for Indemnified Third Party Claim	45

10.4	Determination of Indemnification Amounts; Time For Making Claims	46

10.5	Survival	47

10.6	Sole Remedy	47

ARTICLE 11 - MISCELLANEOUS PROVISIONS		48

11.1	Expenses	48

11.2	Waivers	48

11.3	Single Agent for Payment and Notice	48

11.4	Notices	48

11.5	Entire Agreement; Amendments	50

11.6	Conflict between Documents	50

11.7	Binding Effect; Benefits	50

11.8	Headings, Schedules, and Exhibits	50

11.9	Counterparts; Facsimile or Electronic Signature	50

11.10	Further Assurances	50

11.11	Governing Law, Disputes and Arbitration	50

11.12	Severability	51

11.13	Third Parties; Joint Ventures	51

11.14	Construction	51

- iii -

ACQUISITION AGREEMENT

THIS AGREEMENT (this "Agreement") is made and entered into as of June 4, 2017,

BETWEEN

Orion Mine Finance (Master) Fund I LP, a Bermuda exempted partnership and limited partnership ("Fund I");

Orion Mine Finance (Master) Fund I-A LP, a Bermuda exempted partnership and limited partnership ("Fund I-A");

Orion Co-Investments I (Stream) LLC; a Delaware limited liability company ("Orion LLC");

Orion Co-Investments II LP, a Bermuda limited partnership ("Co-Investments II");

Orion Co-Investments IV LP, a Bermuda limited partnership ("Co-Investments IV");

8248567 Canada Limited ("8248567"), a corporation incorporated under the laws of Canada; and

Lynx Metals Limited, a Bermuda corporation ("Lynx"),

(collectively, the "Sellers" and each a "Seller")

AND:

OSISKO GOLD ROYALTIES LTD, a Quebec corporation (the "Buyer").

RECITALS

A.	The Sellers own certain rights, title and interests, directly and indirectly, in mineral royalty interests, stream agreements, offtake agreements and similar assets.

B.

The Sellers and the Buyer desire to enter into transactions in which, among other things, the Sellers shall (i) directly or (ii) through the sale of shares or other equity ownership interests of wholly-owned or partially-owned entities, sell and transfer to the Buyer, all of the Sellers' right, title and interest in such mineral royalty interests, stream agreements, offtake agreements and similar assets all on the terms and conditions stated in this Agreement.

AGREEMENTS

In consideration of the mutual covenants in this Agreement, the Sellers and the Buyer agree as follows:

ARTICLE 1 - CERTAIN DEFINITIONS

1.1	Definitions

As used in this Agreement, the following terms, whether in singular or plural forms, shall have the following meanings:

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with "control" for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

"Anti-Bribery Legislation" means the Foreign Corrupt Practices Act of 1977 (United States) and the rules and regulations made thereunder, the Corruption of Foreign Public Officials Act (Canada) and any other similar anti-bribery or anti-corruption laws or conventions applicable to Buyer or any of its subsidiaries.

"Assumed Liabilities" has the meaning given in Section 2.3.

"Base Purchase Price" has the meaning given in Section 2.2(a)(i).

"Books and Records" means all material books and records which relate to the Holding Entities or the Portfolio Assets and over which the Sellers or the Holding Entities have possession and control, including without limitation books, records and audit reports or financial information, but specifically excluding any books, records and information or portions thereof which (i) do not relate exclusively to the Holding Entities or the Portfolio Assets in which case the Sellers shall redact and exclude any information that does not relate to the Holding Entities or the Portfolio Assets, (ii) the Sellers or the Holding Entities are required to retain pursuant to any Legal Requirement, (iii) are subject to confidentiality provisions and (iv) are proprietary in nature developed by the Sellers (which books, records and data referred to in the immediately preceding sub-paragraphs (i) to (iv) are referred to in this Agreement as the "Excluded Books and Records").

"Brazil Agreement" means the share purchase and settlement agreement dated May 29, 2017 between Vaaldiam Mining Inc., Kenneth Johnson and Fund I.

"Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in New York or Montréal are required or authorized to be closed.

"Buyer Board" means the board of directors of the Buyer as the same is constituted from time to time.

"Buyer Board Recommendation" has the meaning given thereto in Section 5.8(c)(i) .

"Buyer Circular" means the notice of the Buyer Meeting and accompanying management information circular, including all schedules thereto and documents incorporated by reference therein, to be sent to Buyer Shareholders in connection with the Buyer Meeting, and includes any amendments thereto.

"Buyer Entitled Amounts" means:

(a)

the aggregate dollar value, expressed in U.S. dollars, of all cash payments if any, received by the Sellers (or any Affiliate of the Sellers) from, with respect to or on account of the Directly Transferred Assets, except to the extent such payments are receivable in respect of a Pre-Effective Date Period; plus

(b)

the aggregate dollar value, expressed in U.S. dollars, of all cash received, by the Sellers (or any Affiliate of the Sellers) from the sale of material purchased by the Sellers in connection with the Directly Transferred Assets, if any, less the price paid, expressed in U.S. dollars, by the Sellers for such material, except to the extent such amounts are receivable in respect of a Pre-Effective Date Period; less

(c)	any fees, commissions or other expenses paid by the Sellers in respect of Directly Transferred Assets.

"Buyer Indemnified Taxes" means Buyer Sales Taxes and Post-Effective Date Period Taxes, but excluding:

(a)	Taxes arising as a direct or indirect result of the consummation of the transactions described in Section 5.10(a), whether arising before or after the Effective Date; and

(b)	Taxes based upon, relating to, resulting from, arising out of or in respect of any Excluded Royalties, whether arising before or after the Effective Date.

"Buyer Investee" means any Person in which the Buyer has disclosed in the Buyer Public Record, as of the date hereof, a 10% or greater interest.

"Buyer Material Adverse Effect" means any change, effect, event, state of facts or occurrence that, individually or together with any other changes, effects, events, states of facts or occurrences, is or would reasonably be expected to (i) be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of Buyer and its subsidiaries, taken as a whole or (ii) materially impede the completion of the transactions contemplated under this Agreement, other than any change, effect, event, state of facts or occurrence: (i) affecting the worldwide gold mining industry in general; (ii) in or relating to general political, economic, financial or capital market conditions generally (including any reduction in market indices); (iii) in or relating to, IFRS or regulatory accounting requirements; (iv) in or relating to any change in Legal Requirements or any interpretation, application or non-application thereof by any Governmental Authority; (v) relating to a change in the market trading price of shares of Buyer arising from the announcement of the execution of this Agreement or the transactions contemplated hereby or, subject to the proviso in the last clause of this definition, any change event or occurrence excluded from this definition under clauses (i) to (iv) and (vi); or (vi) resulting from changes in the price of gold; provided, however, that such change, effect, event, state of facts or occurrence referred to in clauses (i) to (iv) and (vi) above, does not have a disproportionate effect on Buyer and its subsidiaries (taken as a whole) compared to other companies of similar size operating in the mining industry.

"Buyer Meeting" means the special meeting, including any adjournments or postponements thereof, of the Buyer Shareholders to be held to consider and, if deemed advisable, to approve the Share Issuance Resolution.

"Buyer Public Record" means, collectively, all of the documents which have been filed by or on behalf of the Buyer with the relevant securities regulators pursuant to the requirements of securities laws, including all documents publicly available on the Buyer's SEDAR profile.

"Buyer Sales Taxes" has the meaning given in Section 2.2(d).

"Buyer Shareholder Approval" means the requisite approval for the Share Issuance Resolution, being a majority of the votes cast on the Share Issuance Resolution by holders of Buyer Shares present in person or represented by proxy at the Buyer Meeting.

"Buyer Shareholders" means, at any time, the holders of the Buyer Shares.

"Buyer Shares" means common shares in the capital of Buyer.

"Cash Consideration" has the meaning given in Section 2.2(b)(i).

"Change of Business" means a transaction or series of transactions as a result of which the Buyer’s resources are redirected and the nature of the Buyer’s business of acquiring and managing precious metal and other royalties, streams and a direct or indirect interest in mining development businesses and properties and similar interests changes, including through the acquisition of an interest in another business which represents a material amount of the Buyer’s market value, assets or operations, or which becomes the principal enterprise of the Buyer; provided, however, that the transition of the principal enterprise of the Buyer to the operation of mineral projects shall constitute a Change of Business; provided, further, that in no event will (i) continued operatorship over current assets of the Buyer, or (ii) increased participation in a Buyer Investee constitute a Change of Business.

"Closing" has the meaning given in Section 7.1.

"Closing Date" means July 31, 2017, or such other date as is agreed to in writing by the Buyer and the Sellers, each acting reasonably; provided, however, that if all conditions to Closing set forth in Sections 6.1 and 6.2 have been satisfied or, where applicable, waived as of the Closing Date other than receipt of one or more of the Required Approvals, the Closing Date shall be automatically extended for successive 10-day periods until the earlier of (i) the date that is 2 days following the date on which all Required Approvals have been obtained (or the date on which any party to this Agreement receives written notification from the relevant Governmental Authority that a Required Approval is unlikely to be obtained) and (ii) September 30, 2017.

"Closing Purchase Price Adjustment" has the meaning given in Section 2.2(d).

"Code of Civil Procedure Arbitration Provisions" has the meaning given in Section 11.11(c).

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended.

"Competition Act Approval" means any of: (i) the Commissioner of Competition having issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement; (ii) the Commissioner of Competition having waived the obligation to file notifications under section 114 of the Competition Act and having issued a No Action Letter; or (iii) the parties having filed notifications under section 114 of the Competition Act and the applicable waiting period under section 123 of the Competition Act having expired or been terminated and the Commissioner of Competition having issued a No Action Letter.

"Confidentiality Agreements" means, collectively, (i) the Confidentiality Agreement between Fund I, Fund I-A and the Buyer made effective the 21st day of January, 2017 and (ii) the Confidentiality Agreement between Fund I, Fund I-A and the Buyer made effective the 25th day of May, 2017.

"Consideration Shares" means 30,906,594 Buyer Shares at an agreed price on the date hereof of Cdn$14.56 per Buyer Share.

"Contract" means any contract, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, or other instrument, document, obligation, or agreement, and any other obligation, right, or agreement, whether written or oral.

"Counterparty Public Records" means, collectively, all of the documents which have been filed by or on behalf of any counterparty to the Royalty Instruments, Stream Instruments and Offtake Instruments (or, in the event such counterparty is not a public company, by its public company parent) with the relevant securities regulators pursuant to the requirements of securities laws, including all documents publicly available on any such counterparty’s SEDAR profile.

"Directly Transferred Assets" means those Portfolio Assets that are listed on Schedule A as being transferred directly to the Buyer.

"Directly Held Entities" means Holding Entities that are held directly by one or more of the Sellers, as set out in Schedule B.

"Disclosing Party" has the meaning given in Section 5.9(g).

"Dispute" has the meaning given in Section 5.9(g)11.11(b).

"Effective Date" means June 1, 2017.

"Effective Date Working Capital" means the sum of:

(a)	the aggregate dollar value, expressed in United States dollars, of all cash deposits held by the Holding Entities as at the close of business on May 31, 2017; plus

(b)

the aggregate dollar value based upon the US$ London Bullion Market PM Fixing Price, expressed in United States dollars, of all bullion held by the Holding Entities as at the close of business on May 31, 2017; less

(c)	the aggregate dollar value, expressed in United States dollars, of all payables of the Holding Entities due and outstanding as at the close of business on May 31, 2017.

"Employee Obligations" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, settlements, costs, disbursements, or expenses (including without limitation, attorneys’ fees and experts’ fees) of any kind or of any nature whatsoever for liability relating to any compensation, salaries, wages, bonus, overtime pay, vacation pay, or benefits (including the Benefit Plans), including termination pay, severance pay, compensation in lieu of notice or damages for wrongful dismissal, workers' compensation premiums and all statutory withholdings and remittances, payable to or in respect of (i) any employees or contractors, or former employees or contractors, of the Sellers, and (ii) any employees or contractors, or former employees or contractors, of the Holding Entities in respect of any period up to and including the Closing Date.

"Encumbrance" means any security interest, lien, mortgage, hypothec, charge, indenture, pledge, claim, option, or other encumbrance.

"Environmental Law" means any Legal Requirement relating to pollution or protection of public health, safety or welfare or the environment, including those relating to the generation, emission, discharge, release or threatened release of Hazardous Substances into the environment (including ambient air, surface water, ground water or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, remediation, or clean-up of Hazardous Substances.

"Environmental Liabilities" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, settlements, costs, disbursements, or expenses (including without limitation, attorneys' fees and experts' fees) of any kind or of any nature whatsoever for liability (including without limitation, liability for study, testing or investigatory costs, cleanup costs, response actions or costs, removal actions or costs, remediation costs, containment costs, restoration costs, reclamation costs, corrective action costs, closure costs, natural resources damages, nuisance, property damages, business losses, penalties or fines), whether threatened or otherwise, arising out of, based upon or resulting from, relating to, connected with or caused by the Portfolio Assets or operations thereon or related thereto, however and by whomsoever caused, and whether caused by a breach of the Legal Requirements, arising under common law or otherwise, which exist or arise in whole or in part prior to, at or subsequent to the Closing, and regardless of whether a reclamation certificate has been issued, including, without limiting the generality of the foregoing, those existing or arising from or related to:

(a)	the presence, release, threatened release, discharge or emission into the environment of any Hazardous Substance;

(b)	the violation or alleged violation of any Environmental Law;

(c)	Reclamation obligations;

(d)	surface, underground, air, ground water, surface water or marine environment contamination;

(e)	the breach of Legal Requirements in effect at any time;

(f)	the removal of or failure to remove foundations, structures or equipment; and

(g)	damages and losses suffered, sustained, paid or incurred by third parties as a result of any of the matters described in the foregoing provisions of this definition.

"Exchange Rate" means 0.7416, being the average of the daily exchange rate published by the Bank of Canada for Cdn$1.00, expressed in US$, for each of the five Business Days preceding the date of this Agreement.

"Excluded Royalties" means the Altar Royalty, the Lithium Nevada-Kings Valley Royalty, the Pukaqaqa Royalty, the Pukaqaqa Norte Royalty, the Pukaqaqa Sur Royalty, Admiral Bay GOR Royalty and the Admiral Bay NSR Royalty, each as described in Schedule I.

"Exclusivity Agreement" means the Exclusivity Agreement dated as of May 22, 2017 between Orion Mine Finance Management I Limited, on behalf of funds managed by it, and the Buyer.

"Fairness Opinion" means the opinion of Maxit Capital LP to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the transactions contemplated by this Agreement are fair, from a financial point of view, to the Buyer.

"Filing-Due Date" has the meaning given in Section 5.3(b).

"Final Purchase Price Adjustment" has the meaning given in Section 2.2(e).

"Final Purchase Price Adjustment Statement" has the meaning given in Section 2.2(e).

"Governmental Authority" means the government of the United States of America, Canada or any province or territory thereof, or any other country or sovereign entity, any state, commonwealth, territory, or possession thereof, and any political subdivision or quasi-governmental authority of any of the same, including but not limited to courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes, and other instrumentalities.

"Governmental Permits" means franchises, approvals, authorizations, permits, licenses, easements, registrations, qualifications, leases, variances and similar rights obtained from any Governmental Authority.

"Hazardous Substances" means any waste, material or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant, or that is regulated, listed, defined, designated, prohibited, or classified, or otherwise determined to be, as such under or pursuant to any Environmental Law, including any mixture or solution thereof, and including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substance, explosives, polychlorinated biphenyl, chlorinated solvents, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, urea-formaldehyde insulation, petroleum and all derivatives thereof or synthetic substitutes thereof. asbestos or asbestos-containing materials, cyanide or cyanide-containing compounds and any other material, substance pollutant or contaminant that could result in lability under, any applicable Environmental Law.

"Holding Entities" means the subsidiaries or other entities wholly or partially owned by the Sellers that hold Portfolio Assets, as set out in Schedule C.

"IFRS" means International Financial Reporting Standards formulated by the International Accounting Standards Board, as updated and amended from time to time.

"Income Tax" or "Income Taxes" shall mean all Taxes based upon, measured by, or calculated with respect to:

(a)

gross or net income or gross or net receipts or profits (including, but not limited to, any capital gains, minimum taxes and any Taxes on items of tax preference, but not including sales, use, goods and services, real or personal property transfer or other similar Taxes),

(b)

multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (i) above, or

(c)	withholding taxes measured by, or calculated with respect to, any payments or distributions (other than wages).

"Indemnitee" has the meaning given in Section 10.3.

"Indemnitor" has the meaning given in Section 10.3.

"Indigenous" means any indigenous Person(s), tribe(s) and/or band(s), in any other country, state or territory, in each case as such term is defined or accepted under Legal Requirements.

"Indigenous Claims" means any claims, assertions or demands, written or oral, whether proven or unproven, made by any Indigenous, or any representatives thereof, in respect of asserted or proven Indigenous rights affecting all or any portion of the conduct of the operations or the ownership, possession, control or management of the assets and properties associated with the Portfolio Assets.

"Indigenous Information" means any and all written and material oral communications and documentation, including electronic or other form related to any (i) Indigenous Claims; (ii) Indigenous making any Indigenous Claims; (iii) Indigenous groups, or (iv) any Governmental Authority, or representatives thereof, in respect of any matter, including the issuance of required permits, licences and other governmental authorizations, involving any Indigenous Claims or Indigenous groups in relation to the assets and properties and properties associated with the Portfolio Assets.

"Intercreditor Agreement" means the Intercreditor Agreement dated October 13, 2016 between (1) Societe Generale, London Branch, acting as Facility Agent, (2) the financial institutions named in Part 1 of Schedule 1 thereto, as Senior Term Lenders, (3) Ohridska Banka Ad Skopje, as Senior Revolving Lender, (4) Societe Generale London Generale, London Branch and Investec Bank PLC, as Arrangers, (5) the entities named in Part 2 of Schedule 1 thereto, as Hedge Counterparties, (6) Lynx Metals Limited, as Subordinated Creditor, (7) the companies named in Part 3 of Schedule 1 thereto, as Intra-Group Lenders, (8) the subsidiaries of Lynx Resources Limited ("Lynx Resources") named in Part 4 of Schedule 1 thereto, Lynx Resources and Lynx Metals Limited, as Debtors and (9) Societe Generale, London Branch, as security trustee for the Secured Parties thereunder.

"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp), as amended.

"Judgment" means any judgment, writ, order, injunction, award, or decree of any court, judge, justice, magistrate or arbitrator, including any bankruptcy court or judge, and any order of or by any Governmental Authority.

"Knowledge" of any Person with respect to any matter means (i) in the case of the Buyer, the actual knowledge of any senior officer of the Buyer of such matter and all information which ought to have been known by any of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made; and (ii) in the case of the Sellers, the actual knowledge of or any portfolio manager, officer or director of Orion Mine Finance Management I Limited, Orion Resource Partners (USA) LP, and Orion Resource Partners (Aus) Pty Ltd. and all information which ought to have been known by any of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made.

"Legal Requirements" means applicable common law and any statute, ordinance, code or other law, Regulations, order, requirement, or procedure enacted, adopted, promulgated, applied, or followed by any Governmental Authority, including any Judgment.

"Litigation" means any claim, action, suit, proceeding, arbitration, investigation, hearing, or other activity, including, to the Knowledge of the applicable party, any threat related to any of the foregoing, in each case, that could result in a Judgment.

"Losses" means any claims, losses (excluding loss of profits and consequential losses), liabilities, damages, Encumbrances, penalties, costs, and expenses, including but not limited to interest which may be imposed in connection therewith, and reasonable fees and disbursements of counsel.

"Macedonian Competition Act Approval" means the issuance of a clearance, or the expiration or early termination of the review period, and any extension thereof, following a merger notification made with the MCC, applicable to the transactions contemplated by this Agreement, specifically the SASA Stream.

"Mantos Silver Stream" means the Stream more particularly described in Schedule F as the Mantos Silver Stream.

"MCC" means the Macedonian Competition Commission.

"misrepresentation" has the meaning ascribed thereto in the Securities Act.

"Neutral Auditor" means an accounting firm of recognized national standing as agreed by the parties or as may be appointed as Neutral Auditor in accordance with Section 2.2(f).

"NI 43-101" has the meaning given in Section 5.11(a).

"Nimbus Silver Offtake" means the Offtake more particularly described in Schedule D as the Nimbus Silver Offtake.

"No Action Letter" means written confirmation from the Commissioner of Competition confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

"NYSE" means the New York Stock Exchange.

"Offtake Instruments" means the Contracts memorializing and containing the terms and conditions for the Offtakes, as described in Schedule D attached hereto.

"Offtakes" means the offtake rights and obligations held by the Sellers or the Holding Entities or any of them pursuant to the Offtake Instruments, and "Offtake" means any one of the foregoing.

"Operator" has the meaning given in Section 4.1(a)(i).

" [ Redacted ] " has the meaning given in [ Redacted ].

"Parral Gold and Silver Offtake" means the Offtake more particularly described in Schedule D as the Parral Gold and Silver Offtake.

"Payor" has the meaning given in Section 2.5.

"Person" means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind.

"Portfolio Assets" means

(a)	the Royalties other than the Excluded Royalties;

(b)	the Streams; and

(c)	the Offtakes.

"Post-Effective Date Period Taxes" means:

(a)	with respect to Taxes imposed, or that will be imposed, upon the Holding Entities, with respect to taxation years or other periods commencing on or after the Effective Date, all such Taxes; and

(b)

with respect to Taxes imposed, or that will be imposed, upon the Holding Entities, with respect to any Straddle Period, the portion of any such Taxes that is allocable to the portion of the Straddle Period commencing on the Effective Date. For the purposes of this paragraph (b), the income of the Holding Entities shall be apportioned to the period up to the Effective Date and the period after the Effective Date by closing the books of the Holding Entities as of the last moment on May 31, 2017.

"Pre-Closing Reorganization" has the meaning given in Section 5.10(a)(v).

"Pre-Effective Date Period" means any period ending before the Effective Date.

"Pre-Effective Date Period Taxes" means:

(a)

with respect to Taxes imposed, or that will be imposed, upon the Holding Entities, with respect to taxation years or other periods ending before the Effective Date (regardless of whether a Tax Return is required to be filed before the Effective Date), all such Taxes; and

(b)

with respect to Taxes imposed, or that will be imposed, upon the Holding Entities, with respect to any Straddle Period, the portion of any such Taxes that is allocable to the portion of the Straddle Period ending immediately prior to the Effective Date. For the purposes of this paragraph (b), the income of the Holding Entities shall be apportioned to the period up to the Effective Date and the period after the Effective Date by closing the books of the Holding Entities as of the last moment on May 31, 2017.

"Purchased Securities" has the meaning given in Section 2.1.

"Purchase Price" has the meaning given in Section 2.2(a).

"QBCA" means the Business Corporations Act (Québec) and the Regulations made thereunder.

"Receiving Party" has the meaning given in Section 5.9(g).

"Reclamation" means the reclamation, restoration or closure, to the satisfaction of the relevant Governmental Authority, of any facility or land utilized in any exploration, mining or processing operation required by any Legal Requirement or any Governmental Permits.

"Regulations" means all rules, regulations and directions in effect from time to time and made by any Governmental Authority having jurisdiction over the parties to this Agreement or the transactions contemplated hereby.

"Renard Diamond Stream" means the Stream more particularly described in Schedule F as the Renard Diamond Stream.

"Required Approvals" means, collectively, Competition Act Approval and Macedonian Competition Act Approval;

"Royalties" means the royalties payable to the Holding Entities or Sellers or any of them pursuant to the Royalty Instruments, and "Royalty" means any one of the foregoing.

"Royalty Instruments" means the Contracts memorializing and containing the terms and conditions for the Royalties, as described in Schedule E attached hereto.

"Sales Taxes" has the meaning given thereto in Section 2.2(d).

"SASA Silver Stream" means the Stream more particularly described in Schedule F as the SASA Silver Stream.

"Securities Act" means the Securities Act (Québec) and the rules and regulations promulgated thereunder.

"Securities Authorities" means the securities regulatory authorities in each of the provinces and territories of Canada, the TSX and the NYSE.

"Security" means all security documents, guarantees and indemnities in favour of or for the benefit of any Seller or Holding Entity in connection with any Portfolio Asset.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

"Sellers Indemnified Taxes" means:

(a)	Pre-Effective Date Period Taxes;

(b)	Taxes arising as a direct or indirect result of the consummation of the transactions described in Section 5.11(a), whether arising before or after the Effective Date;

(c)	Taxes based upon, relating to, resulting from, arising out of or in respect of any Excluded Royalties, whether arising before or after the Effective Date; and

(d)	any Withholding Taxes paid by Buyer or any Payor to the applicable Governmental Authority,

but excluding (A) any Buyer Sales Taxes and (B) such amounts that arise or are imposed as a result of the Buyer or its Affiliate (i) making any Tax election, (ii) changing any method of tax accounting, (iii) entering into any closing agreement relating to Taxes, (iv) amending, or taking any position on, any Tax Returns relating to any Pre-Effective Date Period or Straddle Period, or (v) agreeing to an extension of a statute of limitations, unless such action is required by Legal Requirement or is consented to in writing by the Sellers (such consent not be unreasonably withheld, delayed or conditioned).

"Sellers Material Adverse Effect" means any change, effect, event, state of facts or occurrence that, individually or together with any other changes, effects, events, states of facts or occurrences, is or would reasonably be expected to (i) be material and adverse to the Directly Transferred Assets and the Holding Entities, taken as a whole or (ii) materially impede the completion of the transactions contemplated under this Agreement, other than any change, effect, event, state of facts or occurrence: (i) affecting the worldwide gold, silver, copper or diamond mining industry in general; (ii) in or relating to general political, economic or financial or market conditions generally (including any reduction in market indices); (iii) in or relating to, IFRS or regulatory accounting requirements; (iv) in or relating to any change in Legal Requirements or any interpretation, application or non-application thereof by any Governmental Authority; or (v) resulting from changes in the price of gold, silver, copper or diamonds; provided, however, that such change, effect, event, state of facts or occurrence referred to in clauses (i) to (v) above does not have a disproportionate effect on the counterparties under the Royalty Instruments, Stream Instruments or Offtake Instruments, taken as a whole, compared to other companies of similar size operating in the mining industry.

"Sellers Representatives" has the meaning given in Section 5.1(b).

"Share Issuance Resolution" means the ordinary resolution of the Buyer Shareholders authorizing and approving the issuance of the Consideration Shares pursuant to the transactions contemplated by this Agreement.

"Shareholder Participation Agreement" means the shareholder participation agreement, in the form set forth in Schedule M, between the Buyer and the holder(s) of Consideration Shares, providing for certain rights and obligations of such holder(s) of Consideration Shares following the Closing.

"Straddle Period" means any taxation year or other period beginning before the Effective Date and ending on or after the Effective Date.

"Straddle Period Tax Returns" has the meaning given in Section 5.3(b).

"Stream Instruments" means the Contracts memorializing and containing the terms and conditions for the Streams, as described in Schedule F attached hereto.

"Streams" means the mineral purchase rights and obligations held by the Sellers or the Holding Entities or any of them pursuant to the Stream Instruments, and "Stream" means any one of the foregoing.

"subsidiary" means, with respect to any Person, a Person that is controlled directly or indirectly by that Person and includes a subsidiary of any subsidiary and, for purposes of this definition, a Person controls a second Person if (i) the Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the Person to elect a majority of the directors of the second Person, unless the Person beneficially owns or exercises control or direction over voting securities only to secure an obligation, (ii) the second Person is a partnership, the Person beneficially owns or exercises control or direction over more than 50 per cent of the interests in the partnership, or (iii) the second Person is a limited partnership, the Person is the general partner of the limited partnership or controls the general partner.

"Tax Attributes" means any loss, allowance, credit, relief, deduction or set-off of any kind in respect of, or taken into account, or capable of being taken into account in the calculation of a liability for Tax of any Holding Entity or any right to repayment of Tax of any Holding Entity.

" [ Redacted ] " has the meaning given in Section 5.3(d).

"Tax Returns" shall mean returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service, the Canada Revenue Agency, Revenu Québec or other Tax authority.

"Tax" or Taxes" means all levies, charges and assessments of any kind or nature imposed by any Governmental Authority, including but not limited to all income, sales, use, ad valorem, value added, franchise, severance, net or gross proceeds, withholding, payroll, employment, excise, or property taxes, together with any interest thereon and any penalties, additions to tax, or additional amounts applicable thereto.

"Transition Services Agreement" means a transition services agreement between Orion Resource Partners (USA) LP, Orion Merchant, LLC and the Buyer relating to the provision of certain transition services that may be provided by the Sellers or their Affiliates to the Buyer and its Affiliates, with a view to assisting the Buyer and its Affiliates with the integration of the operations and administration of the Portfolio Assets and the Holding Entities, with a three-month term beginning on the Closing Date or such other longer term as the parties thereto may reasonably agree upon, each acting reasonably.

"TSX" means Toronto Stock Exchange.

"Underlying Interests" has the meaning given in Section 4.1(a)(i).

"Withholding Taxes" means all Taxes, if any, payable by the Buyer or any Person acting on behalf of the Buyer to a Governmental Authority in respect of amounts that may be required to be deducted or withheld under any Legal Requirements from any consideration or amount payable or otherwise deliverable under this Agreement to any Seller, including, without in any way limiting the generality of the foregoing, any U.S. federal withholding taxes applicable in respect of the sale of the equity interests of Orion Royalty Company, LLC, MF2 Investment Company 1 LP and MF2 Investment Company 1 Limited.

ARTICLE 2- BASIC TRANSACTIONS

2.1	Purchase and Sale of Purchased Securities and Directly Transferred Assets

Subject to the terms and conditions of this Agreement, at Closing the Sellers shall sell and convey to the Buyer, and the Buyer shall purchase for the Purchase Price, (i) all of the issued and outstanding shares of capital stock or other equity ownership interests of the Directly Held Entities held by the Sellers (the "Purchased Securities") and (ii) all of the Sellers' right, title and interest in and to the Directly Transferred Assets; provided that, in the case of the Renard Diamond Stream, the Sellers may satisfy their obligations hereunder by causing an interest equivalent to the Sellers’ interest in the Renard Diamond Stream to be sold and conveyed to the Buyer and such sale and conveyance shall be deemed to be a sale and conveyance by the Sellers as a Directly Transferred Asset pursuant to this Agreement.

2.2	Purchase Price

(a)	The purchase price for the Purchased Securities and the Sellers' right, title and interest in and to the Directly Transferred Assets (the "Purchase Price") shall be equal to:

(i)	Cdn$1,125,000,000 (the "Base Purchase Price"); plus

(ii)

the amount of the Effective Date Working Capital (for greater certainty, if the amount of the Effective Date Working Capital is a negative amount, then such amount shall constitute a deduction from the Purchase Price); less

(iii)	the amount of the Buyer Entitled Amounts; less

(iv)

the aggregate amount of (i) any Employee Obligations payable by the Holding Entities in respect of any period prior to the Effective Date, to the extent such amounts were not paid prior to the Effective Date, and (ii) any Employee Obligations payable by the Holding Entities that arise on or after the Effective Date.

(b)	The Buyer shall pay the Base Purchase Price to the Sellers as follows:

(i)

at the Closing, the Buyer shall pay to the Sellers, by wire transfer of immediately available funds to one or more bank accounts that have been designated in writing by the Sellers at least two Business Days before the Closing Date (the "Designated Account(s)"), cash in an aggregate amount (the "Cash Consideration") in U.S. dollars equal to the amount of Cdn$675,000,000 multiplied by the Exchange Rate; and

(ii)

at the Closing, the Buyer shall deliver, or cause to be to delivered, to the Sellers (or as the Sellers may otherwise direct in writing at least two Business Days before the Closing Date) certificates representing the Consideration Shares.

(c)

The amount payable in cash by the Buyer to the Sellers at the Closing as set out in Section 2.2(b)(i) shall be increased or decreased, as applicable, by the Sellers' good faith determination, as set out in the notice delivered by the Sellers to the Buyer in accordance with Section 2.2(d) below, of the amount, if any, equal to:

(i)	the amount described in Section 2.2(a)(ii) above; less

(ii)	the sum of the amounts described in Sections 2.2(a)(iii) and 2.2(a)(iv) above.

(d)

All amounts payable by the Buyer to the Sellers pursuant to this Agreement do not include any value-added, sales, use, consumption, multi-staged, personal property, customs, excise, stamp, transfer, or similar taxes, duties, or charges, (collectively "Sales Taxes") and all Sales Taxes payable in respect of amounts payable by the Buyer to the Sellers pursuant to this Agreement (collectively "Buyer Sales Taxes") are the responsibility and for the account of the Buyer. If any of the Sellers are required by Legal Requirements to collect any applicable Buyer Sales Taxes from the Buyer, the Buyer shall pay such Buyer Sales Taxes to the applicable Seller(s) concurrent with the payment of the consideration upon which such Buyer Sales Taxes are calculated. Where the Sellers are not required by Legal Requirements to collect applicable Buyer Sales Taxes, the Buyer shall pay such Buyer Sales Taxes directly to the appropriate taxing authority and shall provide evidence of such payment to the Sellers upon request.

(e)

No later than five (5) Business Days before the Closing Date, the Sellers shall deliver to the Buyer a notice setting out the Sellers' determination of the amount of the adjustment to the Purchase Price, if any, determined under Section 2.2(c) (the "Closing Purchase Price Adjustment"), along with a detailed computation thereof.

(f)

Not later than thirty (30) Business Days following the Closing Date, the Sellers shall deliver to the Buyer a statement (the "Final Purchase Price Adjustment Statement") setting forth the Sellers' final determination of the amount of the adjustment to the Purchase Price, if any, determined under Section 2.2(c) (the "Final Purchase Price Adjustment"), along with a detailed computation thereof and such supporting documentation as may be reasonably requested by the Buyer. If, following the resolution of any dispute in respect of the Final Purchase Price Adjustment, as set forth in Section 2.2(f), (i) the Final Purchase Price Adjustment exceeds the Closing Purchase Price Adjustment, such excess will be payable by the Buyer to the Sellers, and (ii) the Final Purchase Price Adjustment is less than the Closing Purchase Price Adjustment, such difference will be payable by the Sellers to the Buyer. The Party obligated to make such payment shall remit payment to the Party entitled to receive such payment within fifteen (15) Business Days of receipt of the Final Purchase Price Adjustment Statement provided pursuant to this Section 2.2(e) or Section 2.2(g), as applicable.

(g)

If the Buyer disputes one or more items having an aggregate value of not less than Cdn$100,000 in the Final Purchase Price Adjustment Statement delivered pursuant to Section 2.2(e), the Buyer shall, within fifteen (15) Business Days of receipt of such statement, deliver to the Sellers a notice of the items in dispute, along with reasonable particulars setting forth its reason for such dispute, whereupon the Buyer shall be entitled to request a Neutral Auditor to determine the correct amount of the disputed items in such statement as an independent expert. If the Parties cannot mutually agree upon a Neutral Auditor within seven (7) Business Days, the Neutral Auditor shall be appointed, upon request of either Party, by the ADR Institute of Canada, Inc. The Buyer and Sellers shall instruct the Neutral Auditor to deliver its written decision to them no later than twenty (20) Business Days after the dispute has been referred to it (or within any other period of time as mutually agreed between the Parties). The Neutral Auditor shall give reasons for its decision regarding all specific items which are in dispute between the Buyer and the Sellers. The costs and expenses incurred by the Neutral Auditor shall be borne by the Parties in proportion to their losing position. Any decision rendered by the Neutral Auditor shall be final and binding on the Parties.

(h)

Not later than ten (10) Business Days following receipt of the Neutral Auditor's decision, the Sellers shall prepare and deliver to the Buyer a revised Final Purchase Price Adjustment Statement setting out the Final Purchase Price Adjustment determined in accordance with the Neutral Auditor's decision.

(i)	[Redacted - Section on allocation of purchase price]

(j)

The Sellers acknowledge that the Consideration Shares are subject to a statutory four month hold period under applicable securities laws, and any certificate or written notice delivered to the Sellers (or as the Sellers may otherwise direct) in respect of their ownership of the Consideration Shares shall bear the applicable legend(s) provided for under the applicable securities laws.

(k)

The Sellers acknowledge and consent to: (i) the fact that the Buyer is collecting Personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time); (ii) the Buyer retaining such Personal information for as long as permitted or required by Legal Requirements or business practices; (iii) the fact that the Buyer may be required by applicable securities laws, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any Personal information provided by the Sellers in or in connection with this Agreement; and (iv) the collection, use and disclosure of the Sellers' Personal information by the TSX.

(l)

The Buyer agrees to reimburse the Sellers for reasonable salaries and wages payable to employees or contractors of the Sellers and the Holding Entities that are required to maintain the Holding Entities in good standing and to maintain the business of owning the Portfolio Assets in the ordinary course of business and in accordance with past practice during the period beginning on the Effective Date and ending on the Closing Date. The Sellers agree that such reimbursement shall exclude salaries and wages payable to employees or contractors of the Sellers and the Holding Entities in respect of preparing the financial statements of the Holding Entities and the Portfolio Assets up to May 31, 2017 (including reviewed financial statements for the first quarter of 2017) and the audited financial statements for the year ended December 31, 2016 in respect of the Holding Entities and the Portfolio Assets.

2.3	Assumed Liabilities

From and after Closing, the Buyer shall, and shall cause the Holding Entities (in respect of the Portfolio Assets relating to such Holding Entities) to assume, pay, discharge, and perform all obligations and liabilities with respect to each of the Directly Transferred Assets and the Holding Entities, except for the Employee Obligations and [Redacted- Commercial sensitive] ( the "Assumed Liabilities").

2.4	Amounts Received Post-Closing

(a)

If following Closing any of the Sellers receives any benefits, income, profits, monies or other amounts under or in respect of the Directly Transferred Assets or Holding Entities (for greater certainty, excluding any amounts received from Buyer in accordance with this Agreement) with respect to periods commencing on or after the Effective Date, it shall promptly provide the Buyer with (i) a statement of all such amounts received in such period, (ii) a wire transfer of immediately available funds equal to such amounts and (iii) a certificate signed by an officer or equivalent of the Sellers certifying that the Sellers have complied with the provisions of this Section 2.4.

(b)

In the event of any dispute between the Buyer or the Sellers with respect to any such amounts, each shall provide the other reasonable access to its books and records relating to such amounts and shall endeavour in good faith to resolve such dispute.

2.5	Tax Withholdings

Notwithstanding any other provision of this Agreement, the Buyer and any Person acting on behalf of the Buyer (the "Payor") shall be entitled to deduct and withhold from any consideration or amount payable or otherwise deliverable under this Agreement any amounts required to be delivered and withheld therefrom under any applicable Legal Requirement. The Buyer acknowledges to the Sellers that as of the date hereof it is not aware of any Legal Requirement to deduct and withhold, and it does not intend to deduct and withhold, any Withholding Taxes [ Redacted- Commercial sensitive ] . To the extent any amounts are so deducted or withheld by the Payor, the Payor shall pay the amounts deducted or withheld to the relevant Governmental Authority in accordance with the applicable Legal Requirements, in which event such amounts shall be treated for all purposes under this Agreement as having been paid to the Seller to whom such amounts would otherwise have been paid.

ARTICLE 3- REPRESENTATIONS AND WARRANTIES

3.1	Sellers' Representations and Warranties

The Sellers jointly and severally represent and warrant to the Buyer, in each case subject to the limitations in Article 4, as to those matters set forth in Schedule G and acknowledge that the Buyer will rely on such representations and warranties in entering into this Agreement, and in concluding the transactions contemplated hereunder.

3.2	Buyer's Representations and Warranties

The Buyer represents and warrants to the Sellers as to those matters set forth in Schedule H and acknowledges that the Sellers will rely on such representations and warranties in entering into this Agreement, and in concluding the transactions contemplated hereunder.

ARTICLE 4- ACKNOWLEDGEMENTS OF THE BUYER

4.1	Limited Representations and Warranties

(a)

The Buyer acknowledges and agrees that except for the representations and warranties in Schedule G, no express or implied representations or warranties are or have been made relating to the Portfolio Assets or the Underlying Interests and all implied representations or warranties of any kind or nature whatsoever with respect to the Portfolio Assets or the Underlying Interests are expressly excluded to the maximum extent allowed by Legal Requirements. Except for representations made by the Sellers in Schedule G, the Buyer acknowledges that it is relying solely upon its own investigations with respect to, and that the Sellers do not make any representations or warranties with respect to, the following matters:

(i)

the value, merchantability or fitness for any purpose of the mineral or real property interests underlying the Portfolio Assets (the "Underlying Interests"); the existence or presence of any mineral substances, ore, the feasibility or profitability of any operation on or with respect to the Underlying Interests; the value of the Portfolio Assets; the right or ability of any operator of the Underlying Interests (an "Operator") to mine or produce minerals or ore from the Underlying Interests; the likelihood that minerals or ore can or will be removed from the Underlying Interests in commercially saleable quantities; the physical condition of the Underlying Interests; the existence of contaminants on the Underlying Interests; and any Environmental Liabilities associated with the Portfolio Assets or the Underlying Interests;

(ii)

the right or ability of any of the Operators to perform their obligations under the Royalty Instruments, Stream Instruments or Offtake Instruments, or the legal status or financial condition of any of the Operators;

(iii)

the title, if any, of any of the Operators to the Underlying Interests; the absence of third-party claims to or interests in the Underlying Interests; the status or good standing of the Underlying Interests; whether any or all of the Underlying Interests continue to exist; whether Taxes required to maintain the Underlying Interests in good standing have been paid; or whether any rights in respect of the Underlying Interests were validly obtained by conversion, extension or substitution of concessions;

(iv)	any engineering, geological or other interpretations or economic evaluations respecting the Underlying Interests;

(v)	the quality, condition (physical or otherwise) or serviceability of the Portfolio Assets or the suitability of their use for any purpose;

(vi)

the accuracy or completeness of any information, documentation or data provided to the Buyer pursuant to or in connection with the negotiation hereof, relating to the Portfolio Assets, the Underlying Interests or otherwise, including information, documentation or data provided to the Buyer by way of data rooms, electronic transfer of records or other computer records, file summaries or other interpretive records that were prepared by the Sellers or any of the Holding Entities for internal use; and

(vii)	any other matter whatsoever with respect to any Underlying Interests.

Without restricting the generality of the foregoing, the Buyer acknowledges that it has made (and will, prior to Closing, continue to make) its own independent evaluation of the Portfolio Assets as part of its due diligence process, and that, subject to Schedule G, it has relied on that independent review for its assessment of the condition, quantum and value of the Portfolio Assets.

ARTICLE 5- COVENANTS

5.1	Confidentiality

(a)

Any non-public information that Buyer may obtain from Sellers in connection with this Agreement with respect to Sellers, the Holding Entities and the Portfolio Assets, shall be deemed confidential, and Buyer shall not disclose any such information to any third party (other than its directors, officers and employees, and representatives of its advisers and lenders whose knowledge thereof is necessary in order to facilitate the consummation of the transactions contemplated hereby) or use such information for any commercial purpose; provided, however, that (i) Buyer may use and disclose any such information once it has been publicly disclosed (other than by Buyer in breach of its obligations under this Section 5.1(a)) or which rightfully has come into the possession of Buyer (other than from Sellers); (ii) Buyer may disclose such information to its officers, directors, agents, employees, advisors and lenders ("Buyer Representatives") as necessary in connection with the transactions contemplated in this Agreement provided such Buyer Representatives either agree to be bound by the confidentiality provisions of this Agreement or are, prior to such disclosure, bound to confidentiality agreements or professional standards that are at least as restrictive as the confidentiality provisions of this Agreement; and (iii) to the extent that Buyer may become compelled by Legal Requirements to disclose any of such information, Buyer may disclose such information if it shall have used all reasonable efforts, and shall have afforded Sellers the opportunity, to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information compelled to be disclosed.

(b)

Any non-public information that Sellers shall obtain from Buyer in connection with this Agreement with respect to Buyer shall be deemed confidential, and Seller shall not disclose such information to any third party or use such information for any commercial purpose; provided, however, that (i) Sellers may use and disclose any such information once it has been publicly disclosed (other than by Sellers in breach of their obligations under this Section 5.1(b)) or which rightfully has come into the possession of Sellers (other than from Buyer); (ii) Sellers may disclose such information to their respective officers, directors, agents, employees, representatives, advisors, lenders, limited partners and limited partner or advisory committee of a fund managed by Orion Mine Finance Management I Limited or Orion Mine Finance Management I-A Limited ("Sellers Representatives") as necessary in connection with the transactions contemplated in this Agreement provided such Sellers Representatives either agree to be bound by the confidentiality provisions of this Agreement or are, prior to such disclosure, bound to confidentiality agreements or professional standards that are at least as restrictive as the confidentiality provisions of this Agreement; and (iii) to the extent that Sellers may become compelled by Legal Requirements to disclose any of such information, Sellers may disclose such information if it shall have used all reasonable efforts, and shall have afforded Buyer the opportunity, to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information compelled to be disclosed.

(c)

Each of Fund I, Fund I-A and the Buyer acknowledge and agree that the provisions of this Section 5.1 are intended to replace and supersede the Confidentiality Agreements, which shall terminate and be of no further force and effect as of the Closing Date.

(d)

Subject to Legal Requirements, none of the parties shall issue any news release or make any public disclosure relating to the subject matter of this Agreement without providing the other parties at least three (3) Business Days to review and comment on the same. The provisions of this Section 5.1 shall survive and continue to bind the parties notwithstanding that any party ceases to be a party to this Agreement or this Agreement is terminated for any reason whatsoever.

5.2	Third Party Consents and Notices

(a)

On or before Closing, the Sellers shall deliver all notices, requests for consents and approvals for Governmental Authorities and other Persons required for the consummation of the transactions contemplated by this Agreement. As of thedate hereof, to the Knowledge of the Sellers and the Buyer, third party consent and notices have been identified with respect to the following Portfolio Assets:

(i)	[ Redacted- Commercial sensitive ]

(ii)	[ Redacted- Commercial sensitive ]

(iii)	[ Redacted- Commercial sensitive ]

(iv)	[ Redacted- Commercial sensitive ]

(v)	[ Redacted- Commercial sensitive ]

(vi)	[ Redacted- Commercial sensitive ]

(vii)	[ Redacted- Commercial sensitive ]

(viii)	[ Redacted- Commercial sensitive ]

(ix)	[ Redacted- Commercial sensitive ]

(x)	[ Redacted- Commercial sensitive ]

(xi)	[ Redacted- Commercial sensitive ]

(xii)	[ Redacted- Commercial sensitive ]

[ Redacted- Commercial sensitive ]

5.3	Tax Matters

(a)

The Sellers shall prepare and file, or cause to be prepared and filed, with the appropriate Governmental Authorities all Tax Returns related to Income Taxes relating to the Holding Entities for periods ending prior to the Effective Date, such Tax Returns to be prepared on a basis that is consistent in all material respects with the basis on which the Holding Entities have prepared and filed such Tax Returns in the past unless otherwise required by Legal Requirements, and shall pay all Pre-Effective Date Period Taxes due with respect to such Tax Returns.

(b)

The Buyer shall prepare and file, or cause to be prepared and filed, with the appropriate Governmental Authorities all Tax Returns related to Income Taxes relating to the Holding Entities for periods ending on or following the Effective Date and shall pay all Post-Effective Date Period Taxes due with respect to such Tax Returns. With respect to any such Tax Returns relating to a Straddle Period ("Straddle Period Tax Returns"), the Buyer shall deliver to the Sellers not less than thirty (30) days before the date on which such Straddle Period Tax Returns are required by Legal Requirements to be filed (subject to any applicable extension) with the relevant Governmental Authority (the "Filing-Due Date"), a draft copy of such Straddle Period Tax Returns proposed to be filed, together with a calculation of the applicable Pre-Effective Date Period Taxes. All such Straddle Period Tax Returns shall be prepared on a basis that is consistent in all material respects with the basis on which the Holding Entities have prepared and filed such Tax Returns in the past, unless otherwise required by Legal Requirements. The Sellers shall have the right to notify the Buyer in writing, not less than fifteen (15) days prior to the applicable Filing-Due Date for a Straddle Period Tax Return, of any proposed changes to such Straddle Period Tax Return or with respect to the proposed calculation of the applicable Pre-Effective Date Period Taxes, whereupon the Buyer shall forthwith consider in good faith any such changes proposed by the Sellers. To the extent the Buyer does not agree with any changes proposed by the Sellers, the Buyer and Sellers shall act in good faith to resolve any disagreements with respect to the Straddle Period Tax Return at issue, provided that if they are unable to do so prior to the applicable Filing-Due Date, an internationally recognized accounting firm mutually agreed to by the Sellers and Buyer shall determine how the item in question shall be reported on the applicable Straddle Period Tax Return and how such item is reflected in the calculation of the applicable Pre-Effective Date Period Taxes, and the Sellers and Buyer agree that Buyer shall file or cause to be filed the Straddle Period Tax Return at issue in accordance with such determination. Not later than two (2) Business Days prior to the due date for the payment of Taxes with respect to any such Straddle Period Tax Return, the Sellers shall remit to the Buyer the amount of Pre-Effective Date Period Taxes reflected on any such Tax Return for which the Sellers are responsible.

(c)

After the Closing Date, the Buyer, on the one hand, and the Sellers, on the other hand, agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance (including access to books, records, work papers and Tax Returns for taxation years or other periods, or portions thereof, that end on or before the Closing Date) relating to the Holding Entities as is reasonably necessary for the preparation of any Tax Return, any Tax audit and the prosecution or defense of any claim, suit or proceeding relating to any proposed Tax adjustment. Upon reasonable notice, each of the Sellers and the Buyer shall make their, or shall cause the Holding Entities, as applicable, to make their, employees and facilities available on a mutually convenient basis to provide reasonable explanation of any documents or information provided hereunder. The requesting party shall indemnify the other party for any out-of-pocket expenses incurred by such party in connection with providing any information or documentation pursuant to this Section 5.3(b). Any information obtained under this Section 5.3(b) shall be kept confidential, except as otherwise reasonably may be necessary in connection with the filing of any Tax Return, any claim for a Tax refund, or any Tax audit, dispute or proceeding.

(d)	[ Redacted- Commercial sensitive; Section on Tax Matters ]

(e)	[ Redacted- Commercial sensitive; Section on Tax Matters ]

5.4	Closing Conditions

The Buyer and the Sellers shall each use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Sections 6.1 and 6.2 and not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement.

5.5	Interim Period Covenants of the Sellers

Other than: (i) as expressly required or permitted by this Agreement; (ii) as required pursuant to Legal Requirements; (iii) as consented to in writing by the Buyer (such consent not to be unreasonably withheld, delayed or conditioned); or (iv) as contemplated by the Brazil Agreement, during the period of time from the date of this Agreement to and including the Closing Date, the Sellers shall:

(a)

cause each Holding Entity to conduct its business only in the ordinary and normal course of business and shall use commercially reasonable efforts to maintain and preserve the Holding Entities' business organization, assets, employees, goodwill and business relationships;

(b)

ensure that no Holding Entity shall: (i) amend or modify its charter documents; (ii) alter the terms and conditions of its shares or any of its securities (including any share split or conversion or exchange of securities for other securities or property); (iii) create, authorize or agree to issue or grant any equity securities or securities convertible into or exchangeable or exercisable for equity securities of any Holding Entity; or (iv) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of any Holding Entity;

(c)

not take any action or permit any action to be taken or not taken by the Sellers, inconsistent with the provisions of this Agreement or which would reasonably be expected to have a Sellers Material Adverse Effect;

(d)

not amend or modify, or permit or cause a Holding Entity to amend or modify, the terms of any Offtake Instrument, Royalty Instrument or Stream Instrument, and shall ensure the Holding Entities do not amend or modify the terms of any Contract;

(e)	ensure that no Holding Entity shall, declare, set aside or pay any dividend, distribution or payment (whether in cash, securities or property) in respect of any of its securities of any class;

(f)	ensure that no Holding Entity shall acquire any business;

(g)

ensure that no Holding Entity shall sell, transfer, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer/refusal over any Holding Entity or Portfolio Asset;

(h)

ensure that no Holding Entity shall grant to any of its employees or contractors an increase in compensation, except in the ordinary course of business and consistent with past practice or as is necessary to comply with Legal Requirements or an existing employment or services agreement;

(i)	provide prompt notice to the Buyer of any resignation, injury, disability or death of any employee or contractor of a Holding Entity;

(j)	ensure that no Holding Entity shall make any material change in its method of accounting except as required by Legal Requirements;

(k)

ensure that no Holding Entity shall make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, enter into any closing agreement with respect to a material amount of Taxes or settle any material Tax claim, audit or assessment;

(l)

ensure that no Holding Entity shall: (A) incur any indebtedness for borrowed money; and (B) grant any additional security over any Portfolio Assets or the securities or assets of any Holding Entity to any lender;

(m)	ensure that no Holding Entity shall make any loans or advances to any Person or assume or guarantee the liabilities of any Person;

(n)	ensure that no Holding Entity shall settle, offer or propose to settle, compromise, assign or release any material Litigation brought against it or any other Holding Entity;

(o)	ensure that no Holding Entity shall enter into any Contract creating a joint venture or partnership or effecting a business combination or other similar arrangement with another Person; and

(p)	ensure that no Holding Entity shall attempt or agree to do any of the foregoing matters listed in paragraphs (b) through (o) of this Section 5.5, as applicable,

5.6	Interim Period Covenants of the Buyer

Other than: (i) as expressly required or permitted by this Agreement; (ii) as required pursuant to Legal Requirements; or (iii) as consented to in writing by the Sellers (such consent not to be unreasonably withheld, delayed or conditioned), during the period of time from the date of this Agreement to and including the Closing Date, the Buyer shall:

(a)

conduct its business only in the ordinary and normal course of business and shall use commercially reasonable efforts to maintain and preserve its business organization, assets, employees, goodwill and business relationships;

(b)	not take any action inconsistent with the provisions of this Agreement or which would reasonably be expected to have a Buyer Material Adverse Effect;

(c)

not: (i) amend or modify its constituting documents; (ii) alter the terms and conditions of its shares or any of its securities (including any share split or conversion or exchange of securities for other securities or property); (iii) create, authorize or agree to issue or grant any equity securities or securities convertible into or exchangeable or exercisable for equity securities of the Buyer, including Buyer Shares, except (A) pursuant to the terms of any securities incentive plan in existence on the date hereof or (B) for purposes of financing all or any portion of the Cash Consideration; provided that (I) any Buyer Shares issued pursuant to such financing shall be issued at a price per Buyer Share that is no less (before taking account of any brokerage fees or commissions incurred in connection with such financing) than the price per Buyer Share at which the Consideration Shares are issued; and (II) the Buyer shall be permitted to issue an aggregate of 385,457 Buyer Shares to Caisse de dépôt et placement du Québec or its wholly owned subsidiary, CDP Investissements Inc., and the Fonds de Solidarité des Travailleurs du Québec (F.T.Q.) as a financing fee in connection with such financing, which represents a fee of less than 7%; or (iv) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Buyer;

(d)	not amend or modify the terms of any of its material Contracts;

(e)

not declare, set aside or pay any cash dividends or non-cash distribution or payment (whether in securities or property) in respect of any of its securities of any class in excess of an aggregate of Cdn$15,000,000;

(f)	not acquire any business or otherwise engage in any activity that would result in a Change of Business;

(g)	not sell, transfer, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer/refusal over any of its material assets;

(h)	not incur any material indebtedness for borrowed money other than the incurrence of up to Cdn$200,000,000 for purposes of financing a portion of the Cash Consideration;

(i)	not assume or guarantee any material liabilities of any Person; and

(j)	not attempt or agree to do any of the foregoing matters listed in paragraphs (b) through (h) of this Section 5.6.

5.7	Buyer Meeting

Subject to the terms of this Agreement and any Legal Requirements, Buyer shall:

(a)	convene and conduct the Buyer Meeting in accordance with Buyer's by-laws and Legal Requirements as soon as reasonably practicable, and in any event on or before July 31, 2017;

(b)

not, except as required for quorum purposes or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Buyer Meeting without the Sellers’ prior written consent;

(c)

subject to the terms of this Agreement, solicit proxies in favour of the approval of the Share Issuance Resolution and against any resolution submitted by any Person that is inconsistent with the Share Issuance Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Sellers, acting reasonably, using proxy solicitation services firms;

(d)	provide the Sellers with copies of or access to information regarding the Buyer Meeting generated by any proxy solicitation services firm, as requested from time to time by the Sellers;

(e)

consult with the Sellers in fixing the date of the Buyer Meeting and the record date of the Buyer Meeting and give notice to the Sellers of the Buyer Meeting and allow the Sellers' representatives and legal counsel to attend at the Buyer Meeting;

(f)

promptly advise the Sellers, at such times as the Sellers may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Buyer Meeting, as to the aggregate tally of the proxies received by Buyer in respect of the Share Issuance Resolution; and

(g)	not change the record date for the Buyer Meeting in connection with any adjournment or postponement of the Buyer Meeting unless required by Legal Requirements.

5.8	Buyer Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, Buyer shall (i) prepare the Buyer Circular, (ii) file the Buyer Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Buyer Circular as required under Legal Requirements.

(b)

Buyer shall ensure that the Buyer Circular complies in all material respects with all Legal Requirements, does not contain any misrepresentation (except that Buyer shall not be responsible for any information provided by the Sellers relating to the Holding Entities or the Portfolio Assets) and contains sufficient detail to permit the shareholders of the Buyer to form a reasoned judgment concerning the Share Issuance Resolution.

(c)	Without limiting the generality of the foregoing, the Buyer Circular must include:

(i)	a copy of the Fairness Opinion;

(ii)

a statement that the Buyer Board, after receiving an opinion of its financial advisor and legal advice, has unanimously determined that the transactions contemplated by this Agreement are in the best interests of Buyer, and unanimously recommends that the Buyer Shareholders vote in favour of the Share Issuance Resolution; and

(iii)	a statement that each director and officer of Buyer has determined to vote all of such Person’s Buyer Shares in favour of the Share Issuance Resolution.

(d)

Subject to the provisions of Section 5.11(a), the Sellers shall provide to Buyer in a timely manner and no later than June 18, 2017 all information regarding the Holding Entities and the Portfolio Assets as required by Legal Requirements for inclusion in the Buyer Circular or in any amendments or supplements to such Buyer Circular. As soon as reasonably practicable after the date hereof, Sellers shall cause to be prepared all audited and unaudited financial statements by Legal Requirements for inclusion in the Buyer Circular or in any amendments or supplements to such Buyer Circular. The Sellers shall also use their best efforts to obtain any necessary consents from any of their auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Buyer Circular and to the identification in the Buyer Circular of each such advisor. The Sellers shall ensure that such information does not include any misrepresentation concerning the Holding Entities and the Portfolio Assets.

(e)

The Sellers and their legal counsel shall be given a reasonable opportunity to review and comment on the Buyer Circular prior to the Buyer being printed and filed with any Governmental Authority, and reasonable consideration shall be given to any comments made by the Sellers and their legal counsel; provided, however, that all information relating solely to the Holding Entities and the Portfolio Assets included in the Buyer Circular shall be in form and content satisfactory to the Sellers, acting reasonably. Sellers shall provide comments on each draft of the Buyer Circular promptly, and in any event not later than two Business Days after receipt of each draft. Buyer shall provide the Sellers with final copies of the Buyer Circular prior to the mailing thereof to the Buyer Shareholders.

(f)

Buyer and the Sellers shall each promptly notify the other if at any time before the Closing Date they become aware that the Buyer Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Buyer Circular as required or appropriate, and Buyer shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Buyer Circular to Buyer Shareholders and, if required by Legal Requirements, file the same with any Governmental Authority and as otherwise required.

5.9	Regulatory Approvals

(a)

As soon as reasonably practicable, and in any event no later than 10 Business Days from the date of this Agreement, the Buyer shall file with the Commissioner of Competition a submission in support of a request for an advance ruling certificate under section 102 of the Competition Act or, in the event that the Commissioner of Competition will not issue an advance ruling certificate, a No Action Letter in respect of the transactions contemplated by this Agreement. If an advance ruling certificate or No Action Letter shall not have been obtained within 16 calendar days after the filing thereof, the Buyer or the Seller may at any time thereafter, acting reasonably, notify the other party that it intends to file a notification pursuant to paragraph 114(1) of the Competition Act, in which case the Buyer and the Seller shall each file their respective notification pursuant to section 114(1) of the Competition Act as promptly as practicable but in any event within 10 Business Days following the date the Buyer or the Seller, as applicable, notified the other party of its intention to file a notification.

(b)

As soon as reasonably practicable, and in any event no later than 10 Business Days from the date of this Agreement, each party shall, if necessary, make the required filings with the MCC in connection with obtaining the Macedonian Competition Act Approval.

(c)

The costs of any filings with the Commissioner of Competition in respect of Competition Act Approval and with the MCC in respect of Macedonian Competition Act Approval shall be borne by the Buyer. The Sellers shall cooperate and collaborate with the Buyer with respect to documentation required to be prepared in connection with such filings and the Sellers' costs of such cooperation, collaboration and document review shall be borne by the Sellers.

(d)	Each of the Buyer and the Seller shall use its commercially reasonable efforts to:

(i)	obtain the Competition Act Approval and the Macedonian Competition Act Approval at the earliest possible date;

(ii)

respond promptly to any request for additional information or documentary materials made by any Governmental Authority in connection with the Competition Act Approval and Macedonian Competition Act Approval; and

(iii)	make such further filings as may be necessary, proper or advisable in connection therewith.

(e)

The parties shall cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary or desirable pertaining to the Competition Act Approval and Macedonian Competition Act Approval in connection with the consummation of the transactions contemplated herein. The Buyer and the Seller shall furnish to the other party such information and assistance as a party may reasonably request from another party in order to obtain the Competition Act Approval and Macedonian Competition Act Approval.

(f)	Each party shall:

(i)

promptly inform the other party of any material communication received by that party from any Governmental Authority in respect of obtaining or concluding the Competition Act Approval and Macedonian Competition Act Approval;

(ii)

use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Authority requiring the parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Competition Act Approval and Macedonian Competition Act Approval;

(iii)

permit the other party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining the Competition Act Approval and Macedonian Competition Act Approval and shall provide the other party a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(iv)

promptly provide the other party with copies of any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority in respect of obtaining the Competition Act Approval or Macedonian Competition Act Approval;

(v)

not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining the Competition Act Approval and Macedonian Competition Act Approval unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat, provided that the Buyer shall only be under an obligation to provide the Seller's external counsel with the opportunity to attend, observe and/or participate; and

(vi)	keep the other parties informed of the status of discussions relating to obtaining the Competition Act Approval and Macedonian Competition Act Approval.

(g)

Notwithstanding any requirement in this Section 5.9 in connection with obtaining the Competition Act Approval and Macedonian Competition Act Approval, where a party (in this Section 5.9 only, a "Disclosing Party") is required under this Section 5.9 to provide information to another party (a "Receiving Party") that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information to only the external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Authority).

5.10	Pre-Closing Reorganization

(a)	Prior to the Closing Date, the Sellers shall, and shall cause the Holding Entities to:

(i)

transfer the Excluded Royalties (except [Redacted] ) and the outstanding securities of Tiomin Peru S.A.C. to one or more entities other than a Holding Entity, such that at the commencement of the Closing Date none of the Excluded Royalties (except [Redacted]) and the outstanding securities of Tiomin Peru S.A.C. are held by any of the Holding Entities;

(ii)	sell the following interests, currently held by Vaaldiam Mining Inc., to one or more Persons other than a Holding Entity or any subsidiary of a Holding Entity:

(A)	[Redacted] quotas in the capital of Chapada Brasil Mineração Ltda.;

(B)	[Redacted] quotas in the capital of Vaaldiam do Brasil Mineração Ltda; and

(C)	[Redacted] quotas in the capital of Mineração Montes Claros Ltda.;

(iii)	terminate the indemnity agreement dated June 27, 2012 between [Redacted];

(iv)	terminate the consulting agreement dated June 29, 2012 between [Redacted]; and

(v)	terminate the consulting agreement dated June 29, 2012 between [Redacted].

(b)

In addition to the foregoing, the Sellers shall, and shall cause their Affiliates to, effect such transactions (collectively, the "Pre-Closing Reorganization") prior to Closing as the Buyer may request, acting reasonably, provided that the Pre- Closing Reorganization (i) is not prejudicial to the Sellers, their Affiliates and their ultimate investors in any respect; (ii) would not be prejudicial to the Sellers, their Affiliates and their ultimate investors in any respect in the event that Closing is not completed; (iii) does not result in any breach by the Sellers of any of their representations, warranties, covenants and agreements (except if the Buyer waives in writing such breach); and (iv) does not result in any delay in the completion of the transactions contemplated by this Agreement. The Buyer shall provide the Sellers with written notice of any proposed Pre-Closing Reorganization at least ten (10) Business Days prior to the Closing Date. Subject to the foregoing, upon receipt of such notice, the Sellers and the Buyer shall work cooperatively and use commercially reasonable efforts to prepare all documentation necessary and do all such other acts and things as are necessary to give effect to the Pre-Closing Reorganization.

5.11	Technical Report and Marketing

(a)

The Sellers shall use commercially reasonable efforts to cause the authors of the technical report in respect of the Mantos Silver Stream to prepare and deliver, on or prior to June 25, 2017, a technical report which complies with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and includes a reconciliation of any material differences between the mineral resource and mineral reserve categories used and the categories set out in Section 1.2 and 1.3 of NI 43-101.

(b)

Until the Closing Date, the Sellers shall use commercially reasonable efforts to provide to the Buyer all such reasonable and timely cooperation as may be requested by the Buyer in connection with marketing activities in relation to any subject matter of this Agreement, including making available to the Buyer [Redacted] and other appropriate portfolio managers, officers and directors of the Sellers, and using commercially reasonable efforts to cause Orion Resource Partners (USA) LP, Orion Mine Finance Management I Limited and Orion Resource Partners (AUS) Pty Ltd. to make available their portfolio managers, officers and directors to prepare for and participate in meetings, conference calls, presentations and similar marketing activities.

5.12	Transition Services Agreement

The Buyer and the Sellers agree to use their commercially reasonable efforts to negotiate and settle a Transition Services Agreement on terms that are acceptable to the Sellers and the Buyer.

5.13	Exclusivity Agreement

[Redacted - Commercially sensitive]

5.14	Notices

The Sellers shall promptly forward to the Buyer any notices received by them in respect of the Portfolio Assets.

ARTICLE 6- CONDITIONS PRECEDENT

6.1	Conditions to the Buyer's Obligations

The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the following conditions for the exclusive benefit of the Buyer, which may be waived by the Buyer in whole or in part:

(a)	The Sellers shall have performed and complied in all material respects with all covenants and obligations of this Agreement to be complied with and performed by the Sellers at or before Closing.

(b)

The Sellers shall have assigned, transferred and assumed all obligations of the Excluded Royalties (except [Redacted]) and the outstanding securities of Tiomin Peru S.A.C. to entities other than the Holding Entities on terms and conditions to the satisfaction of the Buyer, acting reasonably, and the cost of such assignment, transfer and assumption shall be borne entirely by the Sellers.

(c)

All representations and warranties of the Sellers in this Agreement shall be true and correct in all material respects (or, if qualified by materiality, in all respects) as of the date of Closing, with the same force and effect as if made on and as of that date, except:

(i)	to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(ii)	for changes contemplated by this Agreement.

(d)

The Sellers shall have delivered to the Buyer a certificate, dated as of the date of Closing, executed by one executive officer or the equivalent of each of the Sellers, certifying that the conditions stated in Sections 6.1(a) and 6.1(c) have been satisfied.

(e)	The Competition Act Approval and Macedonian Competition Act Approval shall have been obtained and shall remain in full force and effect on the Closing and shall not have been rescinded.

(f)	The Buyer Shareholder Approval shall have been obtained at the Buyer Meeting in accordance with Legal Requirements.

(g)	The TSX and the NYSE shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Consideration Shares to be issued on the Closing Date.

(h)

There shall be no pending or threatened third party Litigation seeking to obtain damages in connection with, or to restrain, prohibit, invalidate, set aside, in whole or in part, the consummation of this Agreement or the transactions contemplated by this Agreement or which if successful could have the effect of any of the foregoing or any Judgment providing for any of the foregoing, other than those which would not reasonably be expected to have a Sellers Material Adverse Effect.

(i)

Legal opinions dated the Closing Date and addressed to the Buyer, in form and substance satisfactory to the Buyer and its counsel, acting reasonably, shall have been delivered by counsel to the Sellers to the Buyer with respect to:

(i)	the incorporation or formation and existence of each Holding Entity under the laws of its jurisdiction of incorporation or formation;

(ii)	the holders of all of the issued and outstanding shares or other equity ownership interests of each Holding Entity; and

(iii)	that each Holding Entity has all requisite power and capacity under the laws of its jurisdiction of incorporation or formation to carry on its business as presently carried on and own its properties.

(j)	Sellers shall have caused Orion Fund JV Limited to sell its ownership interest in Nanjo Royalties, S. de R.L. de C.V. to the Buyer on Closing.

(k)

No Sellers Material Adverse Effect shall have occurred since the date of this Agreement and the Sellers shall have provided to the Buyer a certificate, dated as of the Closing Date, executed by one executive officer or the equivalent of each of the Sellers, to such effect.

(l)	Sellers shall have caused Orion Resource Partners (USA) LP and Orion Merchant, LLC to execute and deliver to the Buyer the Transition Services Agreement.

(m)	Sellers shall have caused the holder(s) of Consideration Shares to execute and deliver to the Buyer the Shareholder Participation Agreement.

(n)

The Stream Instrument in respect of the Mantos Silver Stream shall have been amended on terms satisfactory to the Buyer and Sellers, each acting reasonably, to amend the term of the Stream Instrument to (i) be the life of mine, (ii) be a stream percentage of 100% of payable silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30% and (iii) [Redacted - Commercially sensitive].

The foregoing conditions are for the exclusive benefit of the Buyer and any such condition may be waived in whole or in part by the Buyer at or prior to the Closing by delivering to the Sellers a written waiver to that effect executed by the Buyer. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity the Buyer may have, including any claims the Buyer may have for breach of covenant, representation or warranty by the Sellers, and also without prejudice to the rights of termination of the Buyer in the event of non-performance of any other conditions in whole or in part.

6.2	Conditions to the Sellers' Obligations

The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the following conditions, for the exclusive benefit of the Sellers, which may be waived by the Sellers in whole or in part:

(a)	The Buyer shall have performed and complied in all material respects with all covenants and obligations in this Agreement to be complied with and performed by the Buyer at or before Closing.

(b)

All representations and warranties of the Buyer in this Agreement shall be true and correct in all material respects (or, if qualified by materiality, in all respects) as of the date of Closing with the same force and effect as if such representations and warranties had been made on and as of that date.

(c)

The Buyer shall have delivered to the Sellers a certificate dated as of the date of Closing, executed by one of its executive officers, certifying that the conditions stated in Sections 6.2(a) and 6.2(b) have been satisfied.

(d)	The Competition Act Approval and Macedonian Competition Act Approval shall have been obtained and shall remain in full force and effect on the Closing and shall not have been rescinded.

(e)	The Buyer Shareholder Approval shall have been obtained at the Buyer Meeting in accordance with Legal Requirements.

(f)	The TSX and the NYSE shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Consideration Shares to be issued on the Closing Date.

(g)

There shall be no pending or threatened third party Litigation seeking to obtain damages in connection with, or to restrain, prohibit, invalidate, set aside, in whole or in part, the consummation of this Agreement or the transactions contemplated by this Agreement or which if successful could have the effect of any of the foregoing or any Judgment providing for any of the foregoing, other than those which would not reasonably be expected to have a Buyer Material Adverse Effect.

(h)

Legal opinions dated the Closing Date and addressed to the Sellers, in form and substance satisfactory to the Sellers and their counsel, acting reasonably, shall have been delivered by counsel to the Buyer to the Sellers with respect to:

(i)	the incorporation or formation and existence of Buyer under the laws of its jurisdiction of incorporation or formation;

(ii)	that the Buyer has all requisite power and capacity under the laws of its jurisdiction of incorporation or formation to carry on its business as presently carried on and own its properties;

(iii)	the authorized share capital of Buyer;

(iv)	the valid issuance of the Consideration Shares;

(v)	that the Consideration Shares have been issued pursuant to an available exemption under the Securities Act; and

(vi)	that the TSX and the NYSE shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Consideration Shares to be issued on the Closing Date.

(i)

No Buyer Material Adverse Effect shall have occurred since the date of this Agreement and Buyer shall have provided to the Sellers a certificate, dated as of the Closing Date, executed by one executive officer of the Buyer, to such effect.

(j)	The Buyer shall have executed and delivered to Orion Resource Partners (USA) LP and Orion Merchant, LLC the Transition Services Agreement.

(k)	Buyer shall have executed and delivered to the holder(s) of Consideration Shares the Shareholder Participation Agreement.

(l)

Oskar Lewnowski, or such other individual as the Sellers may designate by written notice to Buyer not less than 2 Business Days prior to the Closing Date, shall have been appointed the Buyer Board, effective immediately upon Closing.

(m)	[Redacted - Section on allocation of purchase price]

(n)

Buyer shall have executed and delivered to Societe Generale, London Branch, as Security Agent under the Intercreditor Agreement, a Creditor Accession Undertaking in the form set forth in Schedule 2 to the Intercreditor Agreement, acceding as Subordinated Creditor to the Intercreditor Agreement in place of Lynx Metals Limited.

The foregoing conditions are for the exclusive benefit of the Sellers and any such condition may be waived in whole or in part by the Sellers at or prior to the Closing by delivering to the Buyer a written waiver to that effect executed by the Sellers. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity the Sellers may have, including any claims the Sellers may have for breach of covenant, representation or warranty by the Buyer, and also without prejudice to the rights of termination of the Sellers in the event of non-performance of any other conditions in whole or in part.

ARTICLE 7- CLOSING

7.1	Closing; Time and Place

Other than as specifically contemplated in this Agreement, the consummation and closing of the transactions contemplated by this Agreement ("Closing") shall take place at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario M5H 2T6, or such other location as the Buyer and the Sellers agree upon, on the Closing Date.

7.2	Sellers' Closing Deliveries

At Closing, the Sellers shall deliver or cause to be delivered to the Buyer the following:

(a)

Securities. The original certificates for the Purchased Securities, where applicable, executed in blank for transfer or with separate stock powers or equivalent instruments executed for transfer in blank, and the original certificates for all securities or other ownership interests, where applicable, in each of the Holding Entities that are not Directly Held Entities.

(b)

Constituent Documents. Copies of the articles of incorporation, bylaws or other constating documents of each of the Holding Entities, certified as being true and correct by a senior officer or equivalent of each of the Sellers, and the original minute books and share or ownership ledgers of each of the Holding Entities.

(c)

Royalty Instruments, Stream Instruments and Offtake Instruments. Copies (originally executed if available) of the Royalty Instruments, Stream Instruments and Offtake Instruments, certified as being true and correct by a senior officer or equivalent of each of the Sellers (provided that, in the case of the Royalty Instruments, such certification shall be provided to the Knowledge of such senior officer or equivalent), and copies of such documents as the Buyer may reasonably require that the Sellers have in their possession and the Books and Records not previously provided to the Buyer.

(d)

Assignment Documents. Assignment and assumption agreements, in the forms supplied by the counterparties to the Royalty Instruments and Stream Instruments comprising the Directly Transferred Assets or, where no such forms are supplied, substantially in the form attached hereto as Schedule L, assigning each of the Directly Transferred Assets to the Buyer, together with any other related instruments required or appropriate in connection therewith.

(e)

Security and Encumbrances. Instruments of assignment or amendment, as applicable, necessary or appropriate under Legal Requirements to give effect to the transactions contemplated hereunder with respect to the Security and any Encumbrances in executed form to the extent such instruments are capable of being executed on the Closing Date, with the remainder to be delivered in unexecuted form.

(f)

Resignations and Releases. Resignations of the officers and directors or other authorized signatories of each of the Holding Entities other than [Redacted], legal representative of Vaaldiam Mining Inc. SA and executed mutual releases from each such individual, substantially in a form to be agreed by the Sellers and the Buyer, acting reasonably, such resignations and releases to be effective as at the Closing Date, and duly executed terminations of all powers of attorney granted to such individuals; provided, however, that the resignation of [Redacted] as legal representative of Vaaldiam Mining Inc. S.A. shall not take effect until such time as his replacement can be appointed pursuant to Legal Requirements in Argentina.

(g)

Holding Entity Releases. A release from the Sellers in favour of each Holding Entity, releasing and discharging each Holding Entity from and against all claims, demands, damages, debts, liabilities, obligations, costs, expenses, actions and causes of action to the extent arising prior to Closing in respect of the Holding Entities and the Portfolio Assets, in a form satisfactory to the Buyer, acting reasonably, duly executed by the Sellers.

(h)	Other. Such other documents and instruments as shall be necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby.

7.3	Buyer's Closing Deliveries

At Closing, the Buyer shall deliver or cause to be delivered to the Sellers or such of the Sellers' Affiliates as the Sellers shall direct the following:

(a)	Purchase Price. The Purchase Price in accordance with Section 2.2.

(b)	Assignment Documents. An executed copy of the assignment agreements to be delivered pursuant to Section 7.2(d).

(c)

Changes to Directors/Officers/Legal Representatives. Such documentation and instruments required to appoint new officers, directors, legal representatives and other authorized representatives of the Holding Entities, effective the Closing Date.

(d)

Sellers Releases. A release from each Holding Entity in favour of the Sellers and their Affiliates, releasing and discharging the Sellers and their Affiliates from and against all claims, demands, damages, debts, liabilities, obligations, costs, expenses, actions and causes of action to the extent arising following the Closing in respect of the Holding Entities and the Portfolio Assets, in a form satisfactory to the Sellers, acting reasonably, duly executed by each Holding Entity.

(e)	Other. Such other documents and instruments as shall be necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby.

ARTICLE 8 - POST-CLOSING COVENANTS

8.1	Post-Closing Access to Books and Records

For a period of one year from and after Closing, the Buyer and the Sellers will afford each other, and their respective advisors, during normal business hours, reasonable access to the Books and Records, and Excluded Books and Records, in its possession with respect to periods through the Closing and the right to make copies and extracts therefrom to the extent that such access may be reasonably required by the requesting party, including without limitation in connection with (i) the preparation of Tax Returns or financial statements, (ii) any Tax audit, Tax protest or other proceeding relating to Taxes, (iii) the determination or enforcement of rights and obligations under this Agreement or the transactions contemplated hereby, (iv) compliance with the requirements of any Governmental Authority, (v) any actual or threatened lawsuit, legal proceeding, administrative enforcement proceeding or arbitration before any Governmental Authority or (v) for purposes of determining and/or verifying the amounts payable pursuant to Section 2.4.

8.2	Holding Entity Name Changes

On or prior to the Closing, the Sellers shall, at the sole expense of the Buyer, take all necessary action as may be required to change the name of each Holding Entity to a name that is provided by the Buyer to the Sellers, provided such name does not contain the name "Orion". Buyer shall provide such new names to the Sellers not later than 10 Business Days prior to the Closing Date.

8.3	Security

For a period of 90 days from and after Closing, the Sellers shall cooperate with the Buyer to arrange for such assignments or amendments, as applicable, necessary or appropriate under Legal Requirements to give effect to the transactions contemplated hereunder with respect to the Security and any Encumbrances.

8.4	Transfer of the [Redacted] Royalty

[Redacted - Subject to confidentially; Section on transfer of royalty]

[Redacted - Subject to confidentially; Section on transfer of royalty]

8.5	Conduct of Litigation

[Redacted - Commercially Sensitive]

8.6	Mantos Silver Stream

[Redacted - Commercially Sensitive]

ARTICLE 9- TERMINATION

9.1	Termination Events

This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a)	at any time, by the mutual written agreement of the Buyer and the Seller;

(b)

by the Buyer upon written notice to the Sellers, if any of the conditions in Section 6.1 shall not have been satisfied on or before the Closing Date, for any reason other than a material breach or default by the Buyer of its covenants, agreements, or other obligations hereunder, or any of its representations herein not being true and accurate in all material respects when made or when otherwise required by this Agreement to be true and accurate in all material respects;

(c)

by the Sellers upon written notice to the Buyer, if any of the conditions in Section 6.2 shall not have been satisfied on or before the Closing Date, for any reason other than a material breach or default by the Sellers of their covenants, agreements, or other obligations hereunder, or any of their representations herein not being true and accurate in all material respects when made or when otherwise required by this Agreement to be true and accurate in all material respects; or

(d)

by either the Buyer or the Sellers if there shall be enacted or made any Legal Requirement that makes consummation of the transactions contemplated in this Agreement illegal or otherwise prohibited or enjoins the Buyer or Sellers from consummating the transactions contemplated in this Agreement and such applicable Legal Requirement (if applicable) or enjoinment shall have become final and non-appealable.

9.2	Effect of Termination

If this Agreement shall be terminated pursuant to Section 9.1, all obligations of the parties hereunder shall terminate, except for the obligations in this Section 9.2 and Article 11. Any termination under Section 9.1 shall be without prejudice to any right or remedy of any party with respect to a breach of this Agreement by any other party. The terms of the Confidentiality Agreement will continue in full force and effect.

ARTICLE 10 - INDEMNIFICATION

10.1	Indemnification by the Sellers Generally

From and after Closing, the Sellers shall severally and individually, indemnify and hold harmless the Buyer and its Affiliates and their respective officers and directors, employees, agents, and representatives, and any Person claiming by or through any of them, as the case may be, from and against any and all Losses arising out of or resulting from:

(a)	any representations and warranties of the Sellers in this Agreement not being true and accurate when made or at Closing;

(b)	any failure by the Sellers to perform any of their respective covenants, agreements, or obligations in this Agreement;

(c)	any Sellers Indemnified Taxes;

(d)	any Employee Obligations, to the extent such Employee Obligations are not reflected in the determination of the Final Purchase Price Adjustment;

(e)	the Excluded Royalties or Tiomin Peru S.A.C;

(f)	[ Redacted ]; and

(g)	any failure by the Sellers and/or the Holding Entities to complete any of the matters referred to in Section 5.10(a) prior to the Closing Date.

10.2	Indemnification by the Buyer

From and after Closing, the Buyer shall indemnify and hold harmless the Sellers and their Affiliates and their respective officers and directors, employees, agents, and representatives, and any Person claiming by or through any of them, as the case may be, from and against any and all Losses arising out of or resulting from:

(a)	any representations and warranties of the Buyer in this Agreement not being true and accurate when made or at Closing;

(b)	any failure by the Buyer to perform any of its covenants, agreements, or obligations in this Agreement;

(c)	the Assumed Liabilities;

(d)	[ Redacted - Commercially sensitive ]; and

(e)	any Buyer Indemnified Taxes.

10.3	Procedure for Indemnified Third Party Claim

Promptly after receipt by a party entitled to indemnification hereunder (the "Indemnitee") of written notice of the assertion or the commencement of any Litigation with respect to any matter referred to in Sections 10.1 or 10.2, the Indemnitee shall give written notice thereof to the Sellers if the Indemnitee is a Person entitled to indemnification under Section 10.1, or the Buyer, if the Indemnitee is a Person entitled to indemnification under Section 10.2 (in either case, the "Indemnitor"), and thereafter shall keep the Indemnitor reasonably informed with respect thereto; provided, however, that failure of the Indemnitee to give the Indemnitor notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor is prejudiced thereby. If any third party commences any Litigation against any Indemnitee, the Indemnitor shall be entitled to participate in such Litigation and, at its option, assume the defense thereof with counsel reasonably satisfactory to the Indemnitee, at the Indemnitor's sole expense; provided, however, that the Indemnitor shall not have the right to assume the defense of any Litigation if:

(a)

the Indemnitee shall have one or more legal or equitable defenses available to it which are different from or in addition to those available to the Indemnitor, and, in the reasonable opinion of the Indemnitee, counsel for the Indemnitor could not adequately represent the interests of the Indemnitee because such interests could be in conflict with those of the Indemnitor;

(b)	such Litigation is reasonably likely to have a material adverse effect on any other matter beyond the scope or limits of the indemnification obligation of the Indemnitor; or

(c)	the Indemnitor shall not have assumed the defense of the Litigation in a timely fashion (but in any event within thirty days of notice of such Litigation).

If the Indemnitor shall assume the defense of any Litigation, the Indemnitee shall be entitled to participate in any Litigation at its expense, and the Indemnitor shall not settle such Litigation unless the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnitee, from all liability with respect to the matters that are subject to such Litigation, or otherwise shall have been approved reasonably by the Indemnitee.

10.4	Determination of Indemnification Amounts; Time For Making Claims

(a)

The Buyer shall not be entitled to indemnification under Section 10.1(a) in respect of any Losses for breaches of representation and warranties in Sections 8, 9 to 13 other than 9(a) and 15 to 28 and 29(b) of Schedule G unless and until the aggregate amount of all such Losses exceeds an amount equal to one percent (1%) of the Base Purchase Price (the "Threshold Amount"), upon which the Buyer shall be entitled to indemnification only for such Losses in excess of the Threshold Amount. In no event shall the aggregate liability of the Sellers in respect of all Losses subject to indemnification pursuant to Section 10.1(a) for breaches of representations and warranties in Sections 8, 9 to 13 other than 9(a) and 15 to 28 and 29(b) of Schedule G, exceed an amount equal to ten percent (10%) of the Base Purchase Price in the aggregate, and in no event shall the aggregate liability of the Sellers for all Losses subject to indemnification pursuant to Section 10.1 exceed the Base Purchase Price.

(b)

The Sellers shall not be entitled to indemnification under Section 10.2(a) unless and until the aggregate amount of all such Losses exceeds an amount equal to Cdn$2,000,000, upon which the Sellers shall be entitled to indemnification only for such Losses in excess of Cdn$2,000,000. In no event shall the aggregate liability of the Buyer for all Losses subject to indemnification pursuant to Section 10.2(a) exceed Cdn$20,000,000.

(c)

No Person shall be entitled to indemnification under Sections 10.1 or 10.2 unless it shall have given the Indemnitor written notice of the Losses for which it seeks indemnification on or before the last day of the relevant survival period provided in Section 10.5.

(d)

In determining the amount of the Losses of any party entitled to indemnification under this Article 10, such Losses shall be reduced by the amount of any insurance proceeds, Tax benefits or other recoupment received or realized by such party for or as a result of the circumstance or occurrence giving rise to its indemnification claim.

(e)

The amount of any Losses for which any party is entitled to indemnification under Section 10.1(c) in respect of the transfer of the securities of Tiomin Peru S.A.C. contemplated in Section 5.10(a)(i) (other than Losses attributable to withholding Taxes in respect of such transfer) shall be reduced by the amount of any Tax Attributes of Vaaldiam Mining Inc. immediately prior to the Effective Date, to the extent such Tax Attributes would otherwise have been available to reduce any Pre-Effective Date Period Taxes of Vaaldiam Mining Inc. arising as a result of such transfer.

(f)	In no event shall any party be entitled to indemnification under this Article 10 for breaches of representations or warranties of which such party had Knowledge prior to Closing.

(g)

For purpose of this Article 10 (i) any dollar amounts referred to in Sections 10.4(a) or 10.4(b) shall be converted into US dollars based on the Exchange Rate, and (ii) any Losses that are subject to indemnification and that are expressed in Canadian dollars shall be paid in U.S. dollars based on the Exchange Rate.

10.5	Survival

(a)	The representations and warranties of the Sellers and the Buyer contained in this Agreement shall survive Closing:

(i)	for a period ending on [ Redacted ] in the case of Sections 1 to 7, 9(a), 14 and 29(a) of Schedule G; and

(ii)	for a period of 12 months after Closing in all other cases.

(b)

Other than claims for indemnification made under Sections 10.1(a) and 10.2(a) (which shall be governed by, and must be made within the periods specified in, Section 10.5(a)), any claim for indemnification under Sections 10.1 or 10.2 must be made on or before [ Redacted ].

10.6	Sole Remedy

No party may make any claim for damages in respect of this Agreement or any certificate or other document (except for the Shareholder Participation Agreement or the Transition Services Agreement) delivered pursuant hereto, or in respect of any breach or termination thereof, against any other party except by making a claim pursuant to and in accordance with the provisions of this Article 10; provided, however, that if the provisions of this Article 10 shall be invalid or unenforceable, the Buyer and the Sellers shall have any other rights and remedies available to them under law or in equity.

ARTICLE 11 - MISCELLANEOUS PROVISIONS

11.1	Expenses

Except as otherwise set out in this Agreement, each of the parties shall bear its own costs and expenses arising from the transactions contemplated by this Agreement.

11.2	Waivers

No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver by the party taking the action of compliance with any representation, warranty, covenant or agreement contained in this Agreement. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

11.3	Single Agent for Payment and Notice

The Sellers hereby appoint Fund I as their single agent for payment and notice required under this Agreement. Payment or notice to Fund I shall constitute payment or notice to both Sellers. In the event that the Sellers wish to designate new single agent for payment or notice, the Sellers shall appoint, and shall deliver to the Buyer, a document executed by all Sellers that designates the name and address of the new single agent for payment or notice, and upon receipt by the Buyer, the new designation shall become effective. If the Buyer makes a payment or delivers notice to an appointed agent in accordance with the provisions of this Section 11.3, it shall be conclusively deemed that such payment or notice has been received by all Sellers.

11.4	Notices

All notices, requests, demands, applications, services of process, and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by electronic mail or facsimile transmission or delivered by courier or mailed, certified first class mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

(a)	To the Sellers:

Orion Resource Partners (USA) LP 1211 Avenue of the Americas, Suite 3000 New York, NY 10036

Attention: General Counsel Facsimile: 212 596 3489 Email: notices@orionresourcepartners.com

With a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 Toronto, ON M5H 2T6

Attention: Nancy Eastman Facsimile: 416 364 7813 Email: neastman@fasken.com

(b)	To the Buyer:

Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal,

Suite 300, PO Box 211 Montréal QC H3B 2S2

Attention: Bryan Coates Facsimile: (514) 940-0669 Email: bcoates@osiskogr.com

With a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400, One First Canadian Place, P.O. Box 130 Toronto, ON M5X 1A4

Attention: Sander Grieve Facsimile: (416) 863-1716 Email: grieves@bennettjones.com or to such other address as any party shall have furnished to the other by notice given in accordance with this Section. Such notice shall be effective, (i) if delivered in person or by courier, upon actual receipt by the intended recipient, or (ii) if sent by electronic mail or facsimile transmission, upon receipt, or (iii) if mailed, upon the date of first attempted delivery.

11.5	Entire Agreement; Amendments

This Agreement embodies the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto. This Agreement may not be modified orally, but only by an agreement in writing signed by the party or parties against whom any waiver, change, amendment, modification, or discharge may be sought to be enforced.

11.6	Conflict between Documents

Unless otherwise specifically stated, the provision of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any assignment agreements or other document or instrument executed or delivered by any party in connection with the transactions contemplated hereunder.

11.7	Binding Effect; Benefits

This Agreement shall inure to the benefit of and will be binding upon the parties hereto and their respective successors and permitted assigns. Neither the Buyer nor the Sellers shall assign this Agreement or delegate any of its duties hereunder to any other Person without the prior written consent of the other.

11.8	Headings, Schedules, and Exhibits

The section and other headings in this Agreement are for reference purposes only and will not affect the meaning of interpretation of this Agreement. Reference to Schedules shall, unless otherwise indicated, refer to the Schedules to this Agreement, each of which shall be incorporated in and constitute a part of this Agreement by such reference.

11.9	Counterparts; Facsimile or Electronic Signature

This Agreement may be executed by facsimile or by electronic mail in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument.

11.10	Further Assurances

For a period of one year from and after the Closing, each of the Buyer and the Sellers shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each such party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

11.11	Governing Law, Disputes and Arbitration

(a)	The validity, performance, and enforcement of this Agreement shall be governed by the laws of the Province of Québec, without giving effect to the principles of conflicts of law of such Province.

(b)

In the event of any dispute, claim, question or disagreement (each a "Dispute") arising out of or relating to this Agreement, the parties shall use all reasonable endeavours to settle such Dispute. To this effect, they shall consult and negotiate with each other in good faith and attempt to reach a just and equitable solution to the Dispute within a period of thirty (30) days from the matter in dispute being raised by a party.

(c)

If the parties cannot resolve the Dispute within the thirty (30) days period, a party may refer the Dispute to arbitration pursuant to the Book VII (section 940 and following) of the Code of Civil Procedure (Québec) (the "Code of Civil Procedure Arbitration Provisions"). The arbitration shall be held in the City of Montreal and determined by a single arbitrator. The arbitrator shall be qualified by experience and skill in the area(s) covered by the Dispute and, unless both parties agree in writing following full disclosure of any facts giving rise to a possible conflict, free from legal or business conflicts of interest in relation to the parties.

(d)

If the parties do not agree upon the selection of the arbitrator within fifteen (15) days following the expiration of the thirty-day period referred to above, either party may apply to a judge of the Superior Court of Justice of Québec for the appointment of the arbitrator. Unless the parties agree to share the costs of the arbitration, the arbitrator shall determine what portion of the costs and expenses incurred in such proceeding shall be borne by each party participating in the arbitration. The award of the arbitrator shall be final and binding on each of the parties and shall not be subject to any appeal on any ground, including an error of law. The arbitration shall be governed by the laws of Québec and the laws of Canada applicable therein, and judgement upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(e)

The provisions of this Agreement providing for the resolution of Disputes shall not operate to prevent recourse to the court by any party as permitted by the Code of Civil Procedure Arbitration Provisions with respect to injunctions or whenever enforcement of an arbitration award reasonably requires access to any remedy which an arbitrator has no power to award or enforce.

11.12	Severability

Any term or provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefited by such provision or any other provisions of this Agreement.

11.13	Third Parties; Joint Ventures

This Agreement constitutes an agreement solely among the parties hereto, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations, or liabilities, legal or equitable, including any right of employment, on any Person (including but not limited to any employee or former employee of the Sellers) other than the parties hereto and their respective successors, or assigns, or otherwise constitute any Person a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties hereto partners or participants in a joint venture.

11.14	Construction

This Agreement has been negotiated by the Buyer and the Sellers and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the party drafting this Agreement shall not apply in any interpretation of this Agreement.

[Execution Page Follows]

The Buyer and the Sellers have executed this Agreement as of the date first written above.

ORION MINE FINANCE (MASTER) FUND
I LP, by its general partner, Orion Mine
Finance GP I Limited

By: (signed) "Melanie Simons"
Name: Melanie Simons
Title: Authorized Signatory

ORION MINE FINANCE (MASTER) FUND
I-A LP, by its general partner, Orion Mine
Finance GP I-A Limited

By: (signed) "Melanie Simons"
Name: Melanie Simons
Title: Authorized Signatory

ORION CO-INVESTMENTS I (STREAM)
LLC, by its managing member, Orion Mine
Finance Management I Limited

By: (signed) "Melanie Simons"
Name: Melanie Simons
Title: Authorized Signatory

ORION CO-INVESTMENTS II LP, by its
general partner, Orion Mine Finance GP I
LP

By: (signed) "Melanie Simons"
Name: Melanie Simons
Title: Authorized Signatory

ORION CO-INVESTMENTS IV LP, by its
general partner, Orion Mine Finance GP I
LP

By: (signed) "Melanie Simons"
Name: Melanie Simons
Title: Authorized Signatory

LYNX METALS LIMITED

By: (signed) "Melanie Simons"
Name: Melanie Simons
Title: Authorized Signatory

8248567 CANADA LIMITED

By: (signed) "Melanie Simons"
Name: Melanie Simons
Title: Authorized Signatory

OSISKO GOLD ROYALTIES LTD

By: (signed) "Sean Roosen"
Name: Sean Roosen
Title: Chair of the Board and CEO

By: (signed) "Bryan A. Coates"
Name: Bryan A. Coates
Title: President

Schedule A
Directly Transferred Assets

1.	Nimbus Silver Offtake

2.	Parral Gold and Silver Offtake

3.	Renard Diamond Stream

4.	SASA Silver Stream

5.	Cameron Lake NSR Royalty

6.	Casino NSR Royalty

7.	Casino NPI Royalty

8.	Seabee NSR Royalty

9.	Northern Dancer NSR Royalty

10.	Crowsnest Pass Gross Revenue Royalty

11.	Kliyul Creek NSR Royalty

12.	Lorraine - Dorothy NSR Royalty

13.	Moore Lake NSR Royalty

14.	WO Claim Block 1 Gross Revenue Royalty

Schedule B
Directly Held Entities

1.	MF2 Investment Company I Limited

2.	MF2 Investment Company 1 LP

3.	Orion Royalty Company, LLC

4.	BCKP Limited

5.	Orion TitheCo Limited

6.	Orion Co-Investments II (Stream) Limited (with respect to interests held directly by Orion Co-Investments II LP)

7.	Orion Co IV (SO) Limited (with respect to interests held directly by Orion Co- Investments IV LP)

Schedule C
Holding Entities

Entity Being Sold	Jurisdiction	Being	Owned	Ownership Interests	Portfolio Assets Held	Notes
		Sold	by
		Directly	Entity
Being
Sold

MF2 Investment	Bermuda	Yes	No	[Redacted]	none	GP of MF2
Company I Limited						Investment
Company 1 LP

MF2 Investment	Bermuda	Yes	No	[Redacted]	Oracle Ridge Royalty
Company 1 LP					Unicorn Royalty

Orion Royalty	Delaware	Yes	No	[Redacted]	Bald Mountain Alligator Royalty
Company, LLC					GSR - Duke Trapper-Royale
Royalty
Gabel Royalty
Gabel Columbus Royalty
Gabel Williams Royalty
Gold Rock Royalty
Landmark Royalty
Mt. Hamilton Royalty
Pan Royalty
Rattlesnake Royalty
Taylor Royalty
Tonkin Springs Royalty
Trail Royalty
Treasure Hill Royalty
UNR Royalty

BCKP Limited	Cayman	Yes	No	[Redacted]	Admiral Bay NSR Royalty	Excluded

Entity Being Sold	Jurisdiction	Being	Owned	Ownership Interests	Portfolio Assets Held	Notes
		Sold	by
		Directly	Entity
Being
Sold
("BCKP")	Islands			[Redacted]		Royalties:
					Admiral Bay GOR Royalty	Admiral Bay NSR
					Antamina (Recuays) Royalty	Royalty, Admiral
					Ballarat Royalty	Bay GOR Royalty,
					Century / Lawn Hill Royalty	Pukaqaqa Norte
					King Island Royalty	Royalty and
					Olleachea Royalty	Pukaqaqa Sur
					Peat - Barunga Royalty	Royalty.
Pukaqaqa Norte Royalty
Pukaqaqa Sur Royalty
Reward / Myrtle Royalty
Silver Swan 1.75% Royalty
Silver Swan 3% Royalty
Tintaya (Rifas) Royalty
Waihi West Royalty
WKP Royalty

Vaaldiam Mining Inc.	Canada	No	Yes	[Redacted]	Altar Royalty	Excluded
("Vaaldiam")					Beaufor - Pascalis Royalty	Royalties: Altar
					Brauna Royalty	Royalty
Candle Lake Royalty
Corcoesto Royalty
					Gurupi Royalty	[Redacted]
Kwale Royalty
Rakkuri Royalty
Western Desert / Crypto Royalty

MF2 LLC	Delaware	No	Yes	[Redacted]	Ambler-Arctic Royalty	Excluded

Entity Being Sold	Jurisdiction	Being	Owned	Ownership Interests	Portfolio Assets Held	Notes
		Sold	by
		Directly	Entity
Being
Sold
					Kings Valley Royalty	Royalty: Kings
					New Jersey Zinc Database Royalty	Valley Royalty
Sandman 1 Royalty
Sandman 2 Royalty
Spring Valley Royalty
Whistler Royalty

Mining Royalties	Mexico	No	Yes	[Redacted]	Cumobabi Royalty
Mexico, S.A. De C.V.					El Tecolote Royalty
Estacion Llano Royalty
Los Chinos Royalty
Magdalena Basin Royalty
Pozo de Nacho Royalty
San Juan Royalty

Tiomin Peru S.A.C.[1]	Peru	No	Partially	[Redacted]	Pukaqaqa Royalty	Excluded Royalty

Orion TitheCo	Bermuda	Yes	No	[Redacted]	Back Forty Silver Stream
Limited ("TitheCo")					Mantoverde Gold Stream ROFR
Mantos Silver Stream
Matilda (Wiluna) Gold Offtake
San Ramon Offtake
Sao Jorge Royalty

1 Tiomin Peru S.A.C. will not be acquired as Pukaqaqa Royalty is excluded.

Entity Being Sold	Jurisdiction	Being	Owned	Ownership Interests	Portfolio Assets Held	Notes
		Sold	by
		Directly	Entity
Being
Sold
Yenipazar Gold Offtake

Nanjo Royalties, S. de R.L. de C.V.	Mexico	No	Partially	[Redacted]	Cerro de Gallo Royalty

Orion Co-	Bermuda	No	Partially	[Redacted]	Brucejack Gold Offtake	[Redacted]
Investments II					Brucejack Gold Stream
(Stream) Limited					Brucejack Silver Stream

Orion Co IV (SO)	Bermuda	No	Partially	[Redacted]	Amulsar Gold Offtake	[Redacted]
Limited					Amulsar Gold Stream
Amulsar Silver Stream

Schedule D
Offtake Instruments

Offtake Name	Instruments
Amulsar Gold Offtake	[Redacted - Subject to confidentiality]

Brucejack Gold and	[Redacted - Subject to confidentiality]
Silver Offtake

Matilda (Wiluna) Gold	[Redacted - Subject to confidentiality]
Offtake
Nimbus Silver Offtake	[Redacted - Subject to confidentiality]

Parral Gold and Silver	[Redacted - Subject to confidentiality]
Offtake
San Ramon Gold Offtake	[Redacted - Subject to confidentiality]

Yenipazar Gold Offtake	[Redacted - Subject to confidentiality]

Schedule E
Royalty Instruments

	Royalty Name	Instruments
1.	Ambler-Arctic Royalty	•	[Redacted - Subject to confidentiality]

2.	Antamina - Recuay	•	[Redacted - Subject to confidentiality]
Royalty

3.	Bald Mountain Alligator	•	[Redacted - Subject to confidentiality]
Royalty

4.	Ballarat Royalty	•	[Redacted - Subject to confidentiality]

5.	Beaufor_Pascalis Royalty	•	[Redacted - Subject to confidentiality]
6.	Brauna Royalty	•	[Redacted - Subject to confidentiality]
7.	Cameron Lake Royalty	•	[Redacted - Subject to confidentiality]

	Royalty Name	Instruments
		•	[Redacted - Subject to confidentiality]
8.	Candle Lake Royalty	•	[Redacted - Subject to confidentiality]
9.	Casino NPI Royalty	•	[Redacted - Subject to confidentiality]

10.	Casino NSR Royalty	•	[Redacted - Subject to confidentiality]
11.	Century-Lawn Hill Fixed	•	[Redacted - Subject to confidentiality]
Royalty Royalty

12.	Century-Lawn Hill NSR	•	[Redacted - Subject to confidentiality]
Royalty

13.	Cerro del Gallo Royalty	•	[Redacted - Subject to confidentiality]

14.	Corcoesto Royalty	•	[Redacted - Subject to confidentiality]

15.	Crowsnest Pass Royalty	•	[Redacted - Subject to confidentiality]

16.	Cumobabi Royalty	•	[Redacted - Subject to confidentiality]

	Royalty Name	Instruments
		•	[Redacted - Subject to confidentiality]

17.	El Tecolote Royalty	•	[Redacted - Subject to confidentiality]

18.	Estacion Llano Royalty	•	[Redacted - Subject to confidentiality]

19.	Gabel Royalty	•	[Redacted - Subject to confidentiality]
20.	Gabel Columbus Royalty	•	[Redacted - Subject to confidentiality]

21.	Gabel Williams Royalty	•	[Redacted - Subject to confidentiality]
22.	Gold Rock (Monte)	•	[Redacted - Subject to confidentiality]
Royalty
23.	GSR-Duke-Trapper-	•	[Redacted - Subject to confidentiality]
Royale Royalty

24.	Gurupi (Centro Gold)	•	[Redacted - Subject to confidentiality]
Royalty

	Royalty Name	Instruments
		•	[Redacted - Subject to confidentiality]
25.	King Island Royalty	•	[Redacted - Subject to confidentiality]
26.	Kliyul Creek Royalty	•	[Redacted - Subject to confidentiality]

27.	Kwale Royalty	•	[Redacted - Subject to confidentiality]
28.	Landmark Royalty	•	[Redacted - Subject to confidentiality]
29.	Lorraine - Dorothy	•	[Redacted - Subject to confidentiality]
Royalty

30.	Los Chinos Royalty	•	[Redacted - Subject to confidentiality]

31.	Magdalena Basin Royalty	•	[Redacted - Subject to confidentiality]

	Royalty Name	Instruments
32.	Moore Lake Royalty	•	[Redacted - Subject to confidentiality]

33.	Mt. Hamilton Royalty	•	[Redacted - Subject to confidentiality]

34.	New Jersey Zinc database	•	[Redacted - Subject to confidentiality]
Royalty
35.	Northern Dancer Royalty	•	[Redacted - Subject to confidentiality]
36.	Olleachea Royalty	•	[Redacted - Subject to confidentiality]

37.	Oracle Ridge Royalty	•	[Redacted - Subject to confidentiality]
38.	Pan Royalty	•	[Redacted - Subject to confidentiality]

39.	Peat - Barunga Royalty	•	[Redacted - Subject to confidentiality]

	Royalty Name	Instruments
		•	[Redacted - Subject to confidentiality]
40.	Pozo de Nacho Royalty	•	[Redacted - Subject to confidentiality]
41.	Rakkuri Royalty	•	[Redacted - Subject to confidentiality]
42.	Rattlesnake Hills Royalty	•	[Redacted - Subject to confidentiality]
43.	Reward-Myrtle Royalty	•	[Redacted - Subject to confidentiality]

44.	San Juan Royalty	•	[Redacted - Subject to confidentiality]
45.	Sandman 1 Royalty	•	[Redacted - Subject to confidentiality]
46.	Sandman 2 Royalty	•	[Redacted - Subject to confidentiality]

	Royalty Name	Instruments
47.	Sao Jorge Royalty	•	[Redacted - Subject to confidentiality]
48.	Seabee-Santoy Royalty	•	[Redacted - Subject to confidentiality]
49.	Silver Swan 1.75% Royalty	•	[Redacted - Subject to confidentiality]

50.	Silver Swan 3% Royalty	•	[Redacted - Subject to confidentiality]

51.	Spring Valley Royalty	•	[Redacted - Subject to confidentiality]
52.	Taylor Royalty	•	[Redacted - Subject to confidentiality]
53.	Tintaya-Rifas Royalty	•	[Redacted - Subject to confidentiality]

	Royalty Name	Instruments
		•	[Redacted - Subject to confidentiality]

54.	Tonkin Springs Royalty	•	[Redacted - Subject to confidentiality]
55.	Trail Royalty	•	[Redacted - Subject to confidentiality]
56.	Treasure Hill Royalty	•	[Redacted - Subject to confidentiality]
57.	Unicorn Royalty	•	[Redacted - Subject to confidentiality]
58.	UNR Royalty	•	[Redacted - Subject to confidentiality]
59.	Waihi West Royalty	•	[Redacted - Subject to confidentiality]
60.	West Desert – Crypto	•	[Redacted - Subject to confidentiality]
Royalty
61.	Whistler Royalty	•	[Redacted - Subject to confidentiality]

62.	WKP Royalty	•	[Redacted - Subject to confidentiality]
63.	WO Claim Block 1	•	[Redacted - Subject to confidentiality]
Royalty

Royalty Name	Instruments
	•	[Redacted - Subject to confidentiality]

Schedule F
Stream Instruments

Stream Name	Stream Instruments
Amulsar Gold and Silver	•	[Redacted - Subject to confidentiality]
Stream

Back Forty Silver Stream	•	[Redacted - Subject to confidentiality]

Brucejack Stream	•	[Redacted - Subject to confidentiality]
Mantos Silver Stream	•	[Redacted - Subject to confidentiality]
Renard Diamond Stream	•	[Redacted - Subject to confidentiality]

SASA Silver Stream	•	[Redacted - Subject to confidentiality]

Schedule G
Representations and Warranties of Sellers

Each of the Sellers jointly and severally represents and warrants to the Buyer, in each case subject to the limitations in Article 4, as follows and acknowledges that the Buyer will rely on such representations and warranties in entering into this Agreement, and in concluding the transactions contemplated hereunder.

1.

Organization of the Sellers. Each of the Sellers is organized, validly existing, and in good standing under its jurisdiction of organization, and has all requisite power and authority to hold its respective Portfolio Assets, to carry on its business as it is now being conducted and to execute, deliver and perform its obligations under this Agreement.

2.

Organization of the Holding Entities. Each Holding Entity is organized, validly existing, and in good standing under its jurisdiction of incorporation or organization and in each other jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of such activities makes such qualification necessary, and has all requisite power and authority to hold its respective Portfolio Assets and to carry on its business as it is now being conducted. All the outstanding shares of capital stock of each corporate Holding Entity, as applicable, have been validly issued and are fully paid and non-assessable

3.

Ownership of the Holding Entities. The ownership interests in each Holding Entity are set out in Schedule C under the column titled "Ownership Interests". Such ownership interests are held free and clear of all Encumbrances of any kind or nature whatsoever. Apart from such ownership interests set forth in Schedule C, no other Person has any ownership interest in any of the Holding Entities, and none of the Holding Entities own or hold any ownership interest in any Person that is not a Holding Entity. There are no options, warrants, conversion privileges, puts, calls, rights, commitments (pre-emptive, contingent or otherwise), agreements, arrangements or undertakings of any kind (collectively, "Options") relating to the issuance, sale or transfer of any securities of any Holding Entity or any securities of obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of any Holding Entity, or obligating any Holding Entity to issue, transfer, grant, sell or pay for or repurchase any shares of capital stock or other equity interests in, or securities convertible or exchangeable for any capital stock or other equity interests in, any Holding Entity or obligating any Holding Entity to issue, grant, extend or enter into any such Options. There are no outstanding contractual or other obligations of the Sellers or the Holding Entities with respect to the voting or disposition of any outstanding securities of any Holding Entity.

4.

Portfolio Assets. Except as set out in Schedule J or as contemplated in the Royalty Instruments, Stream Instruments or Offtake Instruments, there are no outstanding options, rights, commitments, agreements, arrangements or undertakings of any kind of the Sellers or the Holding Entities relating to the sale or transfer to any third party (save the Buyer) of any part of the Portfolio Assets of the Sellers or the Holding Entities.

5.

Royalties. The Sellers have made available to the Buyer true, correct and, to the Knowledge of the Sellers, complete copies of the Royalty Instruments, including all amendments, waivers, subordinations or modifications thereto in the possession of the Sellers, and, to the Knowledge of the Sellers, all such Royalty Instruments are in full force and effect and, to the Knowledge of the Sellers, are valid and binding obligations of the parties thereto in accordance with their respective terms. To the Knowledge of the Sellers and except as set out in Schedule J, the applicable Holding Entities and Sellers are entitled to all rights and benefits under the Royalty Instruments in accordance with the terms thereof. To the Knowledge of the Sellers, each Royalty is held by a Seller or a Holding Entity, as applicable, free and clear of all Encumbrances of any kind or nature whatsoever. None of the Holding Entities or the Sellers or, to the Knowledge of the Sellers, any other party to the Royalty Instruments, is in material default of any obligation under the Royalty Instruments, which would reasonably be considered to be a material default thereunder. As of the date hereof, neither the Sellers nor the Holding Entities have received notice that any party to a Royalty Instrument intends to cancel, terminate or otherwise modify such Royalty Instrument, and to the Knowledge of the Sellers, no such action has been threatened and there are no disputes between the Sellers or the Holding Entities and any party to a Royalty Instrument. Except as set out in Schedule J, all payments that are due under each Royalty Instrument have been paid and there are no amounts outstanding. Except as set out in Schedule J, each Holding Entity, as applicable, holds its Royalties for its own account on and subject to the terms of the Royalty Instruments. Such Holding Entities have not:

(a)	assigned the Royalties or any of their rights with respect thereto to any Person or entity; or

(b)	granted any options to purchase, rights of first refusal, rights of first offer or other similar rights with respect to the Royalties except as contemplated in the Royalty Instruments.

6.

Stream Instruments and Offtake Instruments. The Sellers have made available to the Buyer true, complete and correct copies of the Stream Instruments and Offtake Instruments, including all amendments, waivers, subordinations or modifications thereto, and all such Stream Instruments and Offtake Instruments are in full force and effect and are valid and binding obligations of the parties thereto in accordance with their respective terms. The Sellers and the Holding Entities, as applicable, are entitled to all rights and benefits under the Stream Instruments and the Offtake Instruments in accordance with the terms thereof. Each Stream and Offtake is held by a Seller or a Holding Entity, as applicable, free and clear of all Encumbrances of any kind or nature whatsoever. None of the Holding Entities or the Sellers or, to the Knowledge of the Sellers, any other party to the Stream Instruments and Offtake Instruments, is in material default of any obligation under the Stream Instruments and Offtake Instruments, which would reasonably be considered to be a material default thereunder. As of the date hereof, neither the Sellers nor the Holding Entities have received notice that any party to an Offtake Instrument or a Stream Instrument intends to cancel, terminate or otherwise modify such Offtake Instrument or Stream Instrument, except as disclosed in Schedule J, and to the Knowledge of the Sellers, no such action has been threatened and there are no disputesbetween the Sellers or the Holding Entities and any party to an Offtake Instrument or a Stream Instrument. All payments that are due under each Offtake Instrument and Stream Instrument have been paid and there are no amounts outstanding except as disclosed in Schedule J. All applicable conditions precedent required to be satisfied pursuant to the Stream Instruments were satisfied prior to the payment of deposits pursuant to such Stream Instruments. Neither the Sellers nor the Holding Entities have:

(a)	assigned any Offtake Instrument or Stream Instrument or any of their rights with respect thereto to any Person or entity; or

(b)

granted any options to purchase, rights of first refusal, rights of first offer or other similar rights with respect to the Offtake Instruments or the Stream Instruments except as contemplated therein.

7.

Authority. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby by the Sellers have been duly and validly authorized by all necessary action on the part of the Sellers. This Agreement has been duly and validly executed and delivered by the Sellers, and is a valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms. The Sellers have caused, or will have caused by the Closing, the Holding Entities to have taken all such corporate or other action as is necessary by such entities to complete the transactions contemplated by this Agreement.

8.

Litigation. Except with respect to the litigation relating to [Redacted - Commercially sensitive], which is described in Schedule J there is no Litigation pending or, to the Knowledge of the Sellers, threatened, or to which the Sellers or their Affiliates (including the Holding Entities) are a party, the subject of which are the Portfolio Assets (or any of them) or which relates to the performance or non-performance of any obligation under a Royalty Instrument, Stream Instrument or Offtake Instrument, or which directly challenges the validity or enforceability of a Royalty Instrument, Stream Instrument or Offtake Instrument, or the transactions contemplated by this Agreement, except for any such Litigation which could not reasonably be expected to have a Sellers Material Adverse Effect.

9.	No Conflict; Required Consents. Except as described on or contemplated by Schedule J, the execution, delivery, and performance by the Sellers of this Agreement do not and will not:

(a)	conflict with or violate any provision of the charter or bylaws or other organizational or constituent documents of the Sellers or any of the Holding Entities;

(b)	violate any provision of any Legal Requirements;

(c)

conflict with, violate, result in a breach or termination of, constitute a default under or permit the acceleration of the performance required by, any Contract or Encumbrance to which the Sellers or the Holding Entities are a party or by which the Sellers, Holding Entities or the Portfolio Assets are bound or affected;

(d)	result in the imposition of any Encumbrance upon any of the Portfolio Assets or upon any of the securities of any Holding Entity;

(e)

result in, or give, a right of first offer, a pre-emptive right, right of first refusal or trigger any change of control provisions or any other right or option of any Person to acquire any of the Portfolio Assets or any securities of any Holding Entity; or

(f)

require any consent, approval, notice or authorization of or to any Governmental Authority or other Person or under any Legal Requirements or pursuant to any contract, except any such consents, approvals, notices or authorizations which are contemplated in this Agreement or the failure of which to be obtained could not reasonably be expected to have a Sellers Material Adverse Effect.

10.

Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon any Holding Entity that has, or would reasonably be expected to have, the effect of prohibiting, restricting or impairing any business practice of any Holding Entity, any acquisition of royalties, streams or offtakes by any Holding Entity or the conduct of business by any of them as currently conducted other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, have a Sellers Material Adverse Effect.

11.

Royalty Revenues. The Sellers have made available to the Buyer a statement of the revenues to the Holding Entities attributable to the Royalties during calendar year 2016 and during the first three months of 2017 and hereby represent that such statement is true, complete and correct.

12.

Stream and Offtake Purchases. The Sellers have made available to the Buyer details of the purchases of the Sellers and the Holding Entities pursuant to the Stream Instruments and the Offtake Instruments during calendar year 2016 and during the first three months of 2017 and hereby represent that such statement is true, complete and correct.

13.

Assets and Liabilities. Except as set out in Schedule J, the Holding Entities have no material indebtedness or liabilities of any kind whatsoever (whether accrued, contingent or actual) and are not party to or bound by any material guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any Person. As of Closing, the Holding Entities will have no material assets other than the Portfolio Assets.

14.	Tax Matters.

(a)

Each of the Holding Entities has timely filed, or caused to be timely filed, with the appropriate Governmental Authority, all material Tax Returns required to be filed by or with respect to it. All such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with Legal Requirements. To the best of the Sellers' Knowledge, no such Tax Return contains any misstatement or omits any statement that should have been included therein.

(b)

Each of the Holding Entities has timely paid or caused to be timely paid all Taxes that are due and payable by it (whether or not shown as due on any Tax Returns and whether or not assessed or reassessed by the appropriate Governmental Authority), including all instalments on account of any Taxes. All assessments and reassessments received by the Holding Entities in respect of Taxes have been paid.

(c)

Adequate provision has been made by each of the Holding Entities in accordance with generally accepted accounting principles in the financial statements of such Holding Entity for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the Effective Date.

(d)

No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Sellers, threatened with respect to any Taxes due from any of the Holding Entities, and no Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional material Taxes against any of the Holding Entities. There are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes due from or with respect to any of the Holding Entities.

(e)

No Governmental Authority of a jurisdiction in which any of the Holding Entities does not file Tax Returns has made any written claim that such entity is or may be subject to taxation by such jurisdiction. To the Knowledge of the Sellers, there is no basis for a claim that any of the Holding Entities is subject to Tax in a jurisdiction in which it does not file Tax Returns.

(f)

There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any of the Holding Entities or their subsidiaries for any taxation period, nor has any such agreement, waiver, objection or arrangement been requested.

(g)	None of the Holding Entities is bound by any tax sharing, allocation or indemnification or similar agreement.

(h)

The Holding Entities have withheld or collected the proper amount of Taxes in all material respects that are required by Legal Requirements to be withheld or collected and have timely remitted the proper amount of any Taxes in all material respects that have been withheld or collected, and are due, to the applicable Governmental Authority.

(i)	None of the Holding Entities has received a refund of Taxes that it was not entitled to receive.

(j)	No transaction to which any of the Holding Entities is or has been a party is subject to a transfer pricing adjustment pursuant to any tax legislation.

(k)

Each of the Holding Entities has maintained and continues to maintain at its place of business in its jurisdiction of residence and in each jurisdiction in which it carries on business all records and books of account that it is required by Legal Requirements to maintain for Tax purposes.

15.

Books and Records. Except as disclosed in Schedule J, the financial books, records and accounts of each Holding Entity have been maintained in accordance with generally accepted accounting principles of its governing jurisdictions, and the combined financial statements (i) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Holding Entities, and (ii) accurately and fairly reflect the basis for the financial statements of such Holding Entities for the most recent financial year. The corporate records and minute books for each Holding Entity contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders such Holding Entity held and/or passed, as applicable, since its incorporation, formation or amalgamation, as the case may be. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of any of the Holding Entities with unconsolidated entities or other Persons.

16.	Contracts. There are no material Contracts to which any Holding Entity is a party other than the Offtake Instruments, the Royalty Instruments and the Stream Instruments.

17.	Employee Benefits.

(a)

There are no agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon any Holding Entity or in respect of which a Holding Entity has any actual or potential liability (collectively, the "Benefit Plans") and none of the Holding Entities has any material liability under any Benefit Plans.

18.	Labour and Employment.

(a)

Except as disclosed in Schedule J, none of the Holding Entities has any employees and no Holding Entity will be a party as of the Closing Date to any Contract of employment or Contract for services with any consultant or independent contractor and no individual is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under any such agreement or provision as a result of the transactions contemplated by this Agreement.

(b)	None of the Holding Entities or the Buyer shall have any liabilities, obligations and amounts payable to any employee or former employee of any Holding Entity on or after the Closing Date.

19.	Compliance with Laws. The Holding Entities have complied in all material respects with and are not in violation in any material respect of any Legal Requirements.

20.

Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up the Sellers or any of the Holding Entities, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of the Sellers or any of the Holding Entities are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar Legal Requirements in any relevant jurisdiction, and no events have occurred which, under Legal Requirements, would be reasonably likely to justify any such cases or proceedings.

21.

Administration and Receivership. No Person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to the Sellers or any Holding Entities, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of any of the Sellers or any of the Holding Entities nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a Person appointed for the purpose by any Governmental Authority).

22.	Voluntary Arrangement, Etc. None of the Sellers or the Holding Entities has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

23.

Brokers. No broker, investment banker, financial advisor or other Person, other than CIBC World Markets Inc. and Haywood Securities Inc., the fees and expenses of which will be paid by the Sellers, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement. None of the Sellers or the Holding Entities has entered into any agreement that would entitle any Person to any valid claims against the Buyer for a broker's commission, finder's commission or any like payment in respect of the transactions contemplated by this Agreement.

24.

Security. The Sellers have made available to the Buyer true, correct and, to the Knowledge of the Sellers, complete copies of the Security, including all amendments, waivers, subordinations and modifications thereto, and all legal opinions delivered in connection therewith. To the Knowledge of the Sellers, all filings, recordings, notifications, registrations and other actions necessary or appropriate under Legal Requirements have been made or taken, and all approvals obtained, in each jurisdiction where necessary or appropriate to give effect to the Security and to validate, preserve, perfect and protect the security interests granted in connection with the Security.

25.	Information.

(a)

All information relating to the Mantos Silver Stream, the SASA Silver Stream and the Underlying Interests thereof provided to the Buyer or any of its representatives or advisors, or made available to the Buyer or any of its representatives or advisors, is true and accurate in all material respects. There has been no material change to any such information provided to the Buyer or its representatives since the date provided to the Buyer or its representatives.

(b)

To the Knowledge of the Sellers, all other information provided to the Buyer or its representatives in relation to the Buyer’s due diligence requests is accurate in all material respects as at its respective date as stated therein. To the Knowledge of the Sellers, there has been no material change to the information provided to the Buyer or its representatives since the date provided to the Buyer or its representatives.

26.	Indigenous Matters.

(a)

The Sellers have no Knowledge of matters not disclosed in the Counterparty Public Records relating to: (i) the operations and assets associated with the material Portfolio Assets being subject to any Indigenous Claims; or (ii) any current or pending Indigenous Claims affecting the operations and assets associated with the material Portfolio Assets.

(b)

The Sellers have no Knowledge of matters not disclosed in the Counterparty Public Records, relating to any offers to or, written or oral agreements with, Indigenous to provide benefits, pecuniary or otherwise, with respect to any of the operations and assets associated with the material Portfolio Assets that could affect any of the material Portfolio Asset.

(c)	The Sellers have no Knowledge of matters not disclosed in the Counterparty Public Records relating to any material disputes or disturbances involving local communities.

27.

Title. To the Knowledge of the Sellers, the Underlying Interests are owned by the applicable counterparty (or an Affiliate thereof) to the Offtake Instrument, Royalty Instrument or Stream Instrument, as applicable, and none of the Underlying Interests is subject to any reversionary right or expropriation proceeding which would invalidate any Portfolio Asset.

28.

Anti-Bribery Legislation. None of Sellers or any of the Holding Entities, nor any of their respective officers, directors or employees acting on behalf of any of them, has taken, committed to take or been alleged to have taken any action which would cause any Seller or any Holding Entity to be in violation of any Anti-Bribery Legislation, and to the Knowledge of the Sellers no such action has been taken by any agents, representatives or other Persons acting on behalf of the Sellers or any of the Holding Entities.

29.	Environmental Matters.

(a)

(i)	To the Knowledge of the Sellers, the operations and assets associated with the Mantos Silver Stream and the SASA Silver Stream:

(A)

have all material authorizations required under Environmental Laws necessary to conduct construction, development and operations, any other exploration, development, drilling or mining operations being conducted as of the date hereof;

(B)

are all in material compliance with all applicable Environmental Laws and all terms and conditions of all environmental permits, and have not violated any Environmental Laws, and the Sellers are not aware of any facts or circumstances that could materially affect the validity of environmental permits or could reasonably give rise to their revocation;

(C)

have not been subject of: (i) any proceeding, application, order, written request, written notice or directive from any Person alleging a violation of any Environmental Law, and which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws; and

(D)

are not involved in remediation operations and do not have any release, presence, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substance, that could reasonably be expected to result in any Environmental Liability or that are in concentration and conditions in excess of remediation or Reclamation guidelines under applicable Environmental Laws.

(ii)	To the Knowledge of the Sellers, there are no facts, circumstances, or conditions relating to Environmental Liability that could affect the Mantos Silver Stream and the SASA Silver Stream.

(iii)	The Sellers:

(A)

have made available to the Buyer a true, correct and complete copy of each environmental audit, assessment, study or test relating to the Mantos Silver Stream and the SASA Silver Stream, including any environmental social impact assessment study reports and any other material environmental information; and

(B)

have made available to the Buyer a true, correct and complete copy of each material correspondence with Government Authorities relating to Environmental Liability that could affect the Mantos Silver Stream or the SASA Silver Stream, including potential future government policies that could affect the construction, development and operation of the material properties of the Sellers relating to the Mantos Silver Stream and the SASA Silver Stream or to conduct any other exploration, development, drilling ormining operations being conducted by it in relation to the Mantos Silver Stream and the SASA Silver Stream.

(b)

(i)	To the Knowledge of the Sellers, the operations and assets associated with the material Portfolio Assets (other than the Mantos Silver Stream and the SASA Silver Stream):

(A)

have all material authorizations required under Environmental Laws necessary to conduct construction, development and operations, any other exploration, development, drilling or mining operations being conducted as of the date hereof;

(B)

are all in material compliance with all applicable Environmental Laws and all terms and conditions of all environmental permits, and have not violated any Environmental Laws, and the Sellers are not aware of any facts or circumstances that could materially affect the validity of environmental permits or could reasonably give rise to their revocation;

(C)

have not been subject of: (i) any proceeding, application, order, written request, written notice or directive from any Person alleging a violation of any Environmental Law, and which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws; and

(D)

are not involved in remediation operations and do not have any release, presence, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substance, that could reasonably be expected to result in any Environmental Liability or that are in concentration and conditions in excess of remediation or Reclamation guidelines under applicable Environmental Laws.

(ii)

To the Knowledge of the Sellers, there are no facts, circumstances, or conditions relating to Environmental Liability that could affect any of the material Portfolio Assets (other than the Mantos Silver Stream and the SASA Silver Stream).

(iii)	The Sellers:

(A)

have made available to the Buyer a true and complete copy of each environmental audit, assessment, study or test in the Sellers' control or possession relating to the material Portfolio Assets (other than the Mantos Silver Stream and the SASA Silver Stream), including any environmental social impact assessment study reports and any other material environmental information; and

(B)

have made available to the Buyer a true and complete copy of each material correspondence, in its control or possession, with Government Authorities relating to Environmental Liability that could affect any of the material Portfolio Assets (other than the Mantos Silver Stream and the SASA Silver Stream), including potential future government policies that could affect the construction, development and operation of the material properties of the Sellers relating to the material Portfolio Assets (other than the Mantos Silver Stream and the SASA Silver Stream ) or to conduct any other exploration, development, drilling or mining operations being conducted by it in relation to the material Portfolio Assets (other than the Mantos Silver Stream and the SASA Silver Stream).

Schedule H
Representations and Warranties of Buyer

The Buyer represents and warrants to the Sellers as follows and acknowledges that the Sellers will rely on such representations and warranties in entering into this Agreement, and in concluding the transactions contemplated hereunder.

1.

Organization and Qualification of the Buyer. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the Province of Québec. The Buyer has all requisite power and authority to carry out its obligations under this Agreement. The Buyer and each of its subsidiaries have full corporate or legal power and authority to own their respective properties and assets and to conduct their respective businesses as currently owned and conducted. All of the outstanding shares of each subsidiary of the Buyer are validly issued, fully paid and non-assessable. Except as set forth in Schedule K, the outstanding shares of each such subsidiary are directly or indirectly owned by Buyer.

2.

Authority. The Buyer has all requisite power and authority to execute, deliver, and perform this Agreement and consummate the transactions contemplated by this Agreement. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement on the part of the Buyer have been duly and validly authorized by all necessary action on the part of the Buyer. This Agreement has been duly and validly executed and delivered by the Buyer, and is the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms. At Closing, all necessary corporate action will have been taken by the Buyer to validly issue the Consideration Shares as fully paid and non-assessable shares in the capital of the Buyer.

3.

Capitalization. Buyer is authorized to issue an unlimited number of Buyer Shares and an unlimited number of preferred shares in the capital of Buyer issuable in series, all without par value. As at June 1, 2017, there were: (i) 106,664,119 Buyer Shares outstanding; (ii) no preferred shares in the capital of Buyer outstanding; and (iii) an aggregate of 29,980,302 Buyer Shares reserved for issuance under the outstanding securities convertible or exercisable into Buyer Shares. Except as disclosed to the Sellers in writing and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Buyer to issue or sell any shares of Buyer or any securities or obligations of any kind convertible into or exchangeable for any shares of Buyer. All outstanding Buyer Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Buyer having the right to vote with the Buyer Shareholders on any matter. There are no outstanding contractual obligations of Buyer to repurchase, redeem or otherwise acquire any outstanding Buyer Shares or with respect to the voting or disposition of any outstanding Buyer Shares.

4.	No Conflict; Required Consents. The execution, delivery, and performance by the Buyer of this Agreement do not and will not:

(a)	conflict with or violate any provision of the charter or bylaws of the Buyer;

(b)	violate any provision of any Legal Requirements;

(c)

conflict with, violate, result in a breach of, constitute a default under or permit the acceleration of the performance required by, any Contract or Encumbrance to which the Buyer is a party or by which the Buyer or the assets or properties owned or leased by the Buyer are bound or affected; or

(d)	require any consent, approval or authorization of any Governmental Authority or other Person other than the TSX, the NYSE, the Buyer Shareholder Approval or as contemplated in this Agreement.

5.

Subsidiaries. None of the Buyer's subsidiaries are material to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of Buyer on a consolidated basis.

6.

Financial Statements. The (i) audited consolidated balance sheets, audited consolidated statements of income, audited statements of comprehensive income (loss), audited consolidated statements of cash flows and audited consolidated statements of changes in equity for years ended December 31, 2016 and 2015, and notes thereto, and related management's discussion and analysis and (ii) unaudited consolidated balance sheets, unaudited consolidated statements of income (loss), unaudited statements of comprehensive income, unaudited consolidated statements of cash flows and unaudited consolidated statements of changes in equity for the three months ended March 31, 2017 and 2016, and notes thereto, and related management's discussion and analysis (collectively, the "Buyer Financial Statements"), were prepared in accordance with IFRS and, subject to the assumptions contained in the notes thereto, fairly present in all material respects the consolidated financial condition of Buyer at the respective dates indicated.

7.

Undisclosed Liabilities. Neither Buyer nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented in the Buyer Financial Statements; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2017 or liabilities and obligations disclosed in Schedule K. Without limiting the foregoing, the Buyer Financial Statements reflect reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of Buyer and its subsidiaries.

8.

Internal Controls and Financial Reporting. Buyer: (i) has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to Buyer, including its consolidated subsidiaries, is accurate and reliable, is made known to the Chief Executive Officer and the Chief Financial Officer of Buyer by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) has disclosed in the management's discussion and analysis for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (x) a description of the material weakness, (y) the impact of the material weakness on Buyer's financial reporting and internal controls over financial reporting; and (z) Buyer's further plans, if any, or any actions already undertaken, for remediating the material weakness.

9.

Books and Records. The corporate records and minute books of Buyer have been maintained in material compliance with all Legal Requirements and are complete and accurate in all material respects. Financial books and records and accounts of Buyer (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of Buyer; and (iii) accurately and fairly reflect the basis for the Buyer Financial Statements.

10.

Reporting Status and Securities Laws Matters. Buyer is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian securities laws in any of the provinces or territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Buyer and, to the knowledge of Buyer, no inquiry or investigation (formal or informal) of any Securities Authorities is in effect or ongoing or, to the knowledge of Buyer, expected to be implemented or undertaken with respect to the foregoing.

11.

Absence of Cease Trade Orders. No order ceasing or suspending trading in Buyer Shares (or any of them) or any other securities of Buyer is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Buyer, are pending, contemplated or threatened.

12.	Stock Exchange Compliance. Buyer is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of TSX and NYSE.

13.

Public Filings. Buyer has filed with all applicable Governmental Authorities true and complete copies of all documents that Buyer is required to file therewith. Such documents, at the time filed: (a) did not contain any misrepresentation; and (b) complied in all material respects with the requirements of applicable Securities Laws. Buyer has not filed any confidential material change report with any Governmental Authority which at the date hereof remains confidential.

14.

Restrictions on Business Activities. Other than as disclosed to the Sellers, there is no agreement, judgement, injunction, order or decree binding upon Buyer or any of its subsidiaries that has, or would reasonably be expected to have, the effect of prohibiting, restricting or impairing any business practice of Buyer or any of its subsidiaries, any acquisition of royalties, streams or offtakes by Buyer or any of its subsidiaries or the conduct of business by any of them as currently conducted other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

15.	Investment Canada. The Buyer is not a "non-Canadian" within the meaning of the Investment Canada Act.

16.

Investment Representations. The Purchased Securities are being acquired by the Buyer as principal for its own account and not for the benefit of any other Person, for investment only and not with a view of any distribution thereof the Buyer understands that the Securities have not been registered under the Securities Act of 1933 (the "Securities Act") or the securities laws of any state, and have not been qualified for distribution under Canadian securities laws, and must be held indefinitely unless subsequently registered under the Securities Act and any applicable U.S. state securities laws or unless an exemption from registration becomes or is available and, in the case of a distribution to which Canadian securities laws apply, unless qualified for distribution or unless an exemption from the prospectus requirements of such laws is available. The Buyer is, and will on Closing be, an "accredited investor", as such term is defined in Regulation D promulgated under the Securities Act and in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators, and is not created or used solely to purchase or hold securities as an accredited investor.

17.

Contracts. Except as set forth in Schedule K, there are no material Contracts to which Buyer or any of its subsidiaries is a party other than Contracts relating to investments by Buyer or its subsidiaries in streams, royalties and offtakes. All such material Contracts are in full force and effect and Buyer or its subsidiaries, as applicable, are entitled to all rights and benefits thereunder in accordance with the terms thereof. Buyer has made available all such material Contracts to the Sellers and all such material Contracts are valid and binding obligations of Buyer or its subsidiaries, as applicable, enforceable in accordance with their respective terms. Buyer or its subsidiaries, as applicable, have complied in all material respects with all terms of such material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Buyer or its subsidiaries, as applicable, or, to the Knowledge of Buyer, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the material Contracts. As at the date hereof, none of Buyer or its subsidiaries has received notice that any party to a material Contract intends to cancel, terminate or otherwise modify or not renew such material Contract, and to the Knowledge of Buyer, no such action has been threatened.

18.

Employee Benefits. Except as disclosed in the Buyer Public Record, there are no agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Buyer or any of its subsidiaries or in respect of which Buyer or any of its subsidiaries have any actual or potential liability (collectively, the "Benefit Plans") and none of Buyer or any of its subsidiaries has any material liability under any Benefit Plans.

19.

Board Approval. As of the date hereof, the Buyer Board, after consultation with legal and financial advisors, has unanimously: (i) determined that the transactions contemplated by this Agreement are in the best interests of Buyer; and (ii) resolved to recommend that the Buyer Shareholders vote in favour of the Share Issuance Resolution.

20.	Compliance with Laws. The Buyer has complied in all material respects with and are not in violation in any material respect of any Legal Requirements.

21.

Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up the Buyer, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of the Buyer are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under Legal Requirements, would be reasonably likely to justify any such cases or proceedings.

22.

Administration and Receivership. No Person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to the Buyer, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of the Buyer nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a Person appointed for the purpose by any Governmental Authority).

23.	Voluntary Arrangement, Etc. The Buyer has not made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

24.	Financing Requirements. The Buyer has sufficient financial means and on the Closing Date will have made arrangements to have sufficient financing available to pay the Cash Consideration.

25.	Tax Matters.

(a)

Each of Buyer and its subsidiaries has timely filed, or caused to be timely filed, with the appropriate Governmental Authority, all material Tax Returns required to be filed by or with respect to it. All such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with Legal Requirements. To the best of Buyer’s Knowledge, no such Tax Return contains any misstatement or omits any statement that should have been included therein.

(b)

Each of Buyer and its subsidiaries has timely paid or caused to be timely paid all Taxes that are due and payable by it (whether or not shown as due on any Tax Returns and whether or not assessed or reassessed by the appropriate Governmental Authority), including all instalments on account of any Taxes. All assessments and reassessments received by Buyer and its subsidiaries in respect of Taxes have been paid.

(c)

Adequate provision has been made by each of Buyer and its subsidiaries in accordance with generally accepted accounting principles in its financial statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the Closing Date.

(d)

No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of Buyer, threatened with respect to any Taxes due from any of Buyer or its subsidiaries, and no Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional material Taxes against any of Buyer or its subsidiaries. There are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes due from or with respect to any of Buyer or its subsidiaries.

(e)

No Governmental Authority of a jurisdiction in which Buyer and its subsidiaries do not file Tax Returns has made any written claim that Buyer or its subsidiaries is or may be subject to taxation by such jurisdiction. To the Knowledge of the Buyer, there is no basis for a claim that any of Buyer or its subsidiaries is subject to Tax in a jurisdiction in which it does not file Tax Returns.

(f)

There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any of Buyer or its subsidiaries for any taxation period, nor has any such agreement, waiver, objection or arrangement been requested.

(g)	None of Buyer or its subsidiaries is bound by any tax sharing, allocation or indemnification or similar agreement.

(h)

Buyer and its subsidiaries have withheld or collected the proper amount of Taxes in all material respects that are required by Legal Requirements to be withheld or collected and have timely remitted the proper amount of any Taxes in all material respects that have been withheld or collected, and are due, to the applicable Governmental Authority.

(i)	None of Buyer or its subsidiaries has received a refund of Taxes that it was not entitled to receive.

(j)	No transaction to which any of Buyer or its subsidiaries is or has been a party is subject to a transfer pricing adjustment pursuant to any tax legislation.

(k)

Each of Buyer and its subsidiaries has maintained and continues to maintain at its place of business in its jurisdiction of residence and in each jurisdiction in which it carries on business all records and books of account that it is required by Legal Requirements to maintain for Tax purposes.

26.	Environmental Matters.

(a)	To the Knowledge of Buyer, the operations and assets associated with the material assets of Buyer and its subsidiaries:

(i)

have all material authorizations required under Environmental Laws necessary to conduct construction, development and operations any other exploration, development, drilling or mining operations being conducted as of the date hereof;

(ii)

are all in material compliance with all applicable Environmental Laws and all terms and conditions of all environmental permits, and have not violated any Environmental Laws, and Buyer is not aware of any facts or circumstances that could materially affect the validity of environmental permits or could reasonably give rise to their revocation;

(iii)

except as set out in Schedule K, have not been subject of: (i) any proceeding, application, order, written request, written notice or directive from any Person alleging a violation of any Environmental Law, and which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws; and

(iv)

are not involved in remediation operations and do not have any release, presence, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substance, that could reasonably be expected to result in any Environmental Liability or that are in concentration and conditions in excess of remediation or Reclamation guidelines under applicable Environmental Laws.

(b)	To the Knowledge of Buyer, there are no facts, circumstances, or conditions relating to Environmental Liability that could affect any of the material assets of Buyer or its subsidiaries.

(c)	Buyer:

(i)

has made available to the Sellers a true and complete copy of each environmental audit, assessment, study or test in Buyer's control or possession relating to the material assets of Buyer or its subsidiaries, including any environmental social impact assessment study reports and any other material environmental information; and

(ii)

has made available to the Sellers a true and complete copy of each material correspondence, in its control or possession, with Government Authorities relating to Environmental Liability that could affect any of the material assets of Buyer or its subsidiaries, including potential future government policies that could affect the construction, development and operation of the properties associated with the material assets of the Buyer or its subsidiaries or to conduct any other exploration, development, drilling or mining operations being conducted thereon.

27.	Indigenous Matters.

(a)

The Buyer has no Knowledge of matters not disclosed publicly by the counterparties to its material stream and royalty assets or as otherwise disclosed to the Sellers in writing relating to: (i) the operations and assets associated with its material stream and royalty assets being subject to any Indigenous Claims, or, (ii) any current or pending Indigenous Claims affecting the operations and assets associated with stream and royalty assets.

(b)

Buyer has no Knowledge of matters not disclosed publicly by the counterparties to its material stream and royalty assets or as otherwise disclosed to the Sellers in writing, relating to any offers to or, written or oral agreements with, Indigenous to provide benefits, pecuniary or otherwise, with respect to any of the operations and assets associated with its material stream and royalty assets that could affect any such asset.

(c)

The Buyer has no Knowledge of matters not disclosed publicly by the counterparties to its material stream and royalty assets or as otherwise disclosed to the Sellers in writing relating to any material disputes or disturbances involving local communities.

28.

Title. To the Knowledge of Buyer, except as set out in Schedule K, the mineral or real property interests underlying its material stream and royalty assets are owned by the applicable counterparty to the Contracts memorializing such stream and royalty assets, as applicable, and none of the mineral or real property interests underlying such stream and royalty assets is subject to any reversionary right or expropriation proceeding which would invalidate any such asset.

29.

Anti-Bribery Legislation. None of Buyer or any of its subsidiaries, nor any of their respective officers, directors or employees acting on behalf of any of them, has taken, committed to take or been alleged to have taken any action which would cause Buyer or any of its subsidiaries to be in violation of any Anti-Bribery Legislation, and to the knowledge of Buyer no such action has been taken by any agents, representatives or other Persons acting on behalf of Buyer or any of its subsidiaries.

30.

Shareholder and Similar Agreements. Except as disclosed in Schedule K, Buyer is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Buyer or any of its subsidiaries.

31.

Information. All information provided to the Sellers or their representatives in relation to the Seller’s due diligence requests is accurate in all material respects as at its respective date as stated therein. There has been no material change to the information provided to the Sellers or their representatives since the date provided to the Sellers or its representatives. All forecasts, projections and budgets which have been prepared by or on behalf of the Buyer relating to the Buyer, its subsidiaries and their respective businesses, properties and assets and delivered to the Sellers represent the Buyer’s reasonable estimates and assumptions as to future performance, which the Buyer believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions.

Schedule I
Excluded Royalties

	Royalty Name	Instruments
1.	Admiral Bay NSR	•	[Redacted - Subject to confidentiality]
Royalty/ Admiral Bay
GOR Royalty

2.	Altar Royalty	•	[Redacted - Subject to confidentiality]

3.	Lithium Nevada-Kings	•	[Redacted - Subject to confidentiality]
Valley Royalty

4.	Pukaqaqa Royalty	•	[Redacted - Subject to confidentiality]

I-2

	Royalty Name	Instruments

5.	Pukaqaqa Norte Royalty	•	[Redacted - Subject to confidentiality]

6.	Pukaqaqa Sur Royalty	•	[Redacted - Subject to confidentiality]

Schedule J
Sellers’ Disclosure Schedule

This disclosure schedule (“Disclosure Schedule J”) has been prepared and delivered in accordance with the acquisition agreement dated June 4, 2017 (the "Agreement") with respect to the proposed transaction between the Buyer and the Sellers. Capitalized terms used but not defined in this Disclosure Schedule J shall have the meanings ascribed to such terms in the Agreement, unless the context otherwise requires. Numbers set forth herein correspond to paragraph numbers in Schedule G to the Agreement.

The inclusion of any item in this Disclosure Schedule J shall not be deemed, in and of itself, to be an admission or evidence of the materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. No disclosure in this Disclosure Schedule J relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

All information provided in this Disclosure Schedule J shall qualify (a) the corresponding paragraph of Schedule G of the Agreement and (b) any and all other sections, subsections or paragraphs of the Agreement (including Schedule G) in which the relevance of such information would be reasonably apparent on the face thereof. Matters disclosed in this Disclosure Schedule J are not necessarily limited to matters required by the Agreement to be disclosed in this Disclosure Schedule J. Such additional matters are set forth for information purposes and do not necessarily include all matters of a similar nature.

Any description of any document included in this Disclosure Schedule is qualified in all respects by a reference to the full text of such documents. Any matter disclosed under a specific heading shall be deemed to have been disclosed under all other headings.

[Redacted - Subject to confidentiality]

Schedule K
Buyesr's Disclosure Schedule

We refer to the Acquisition Agreement (the "Acquisition Agreement") dated as of June 4, 2017 among Osisko Gold Royalties Ltd ("Osisko"), Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investment I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited.

This is the disclosure letter referred to in the Acquisition Agreement as the "Buyer's Disclosure Letter" and we hereby disclose to you the information set out below for the purpose of the Acquisition Agreement. Terms defined in the Acquisition Agreement and not otherwise defined herein shall have the same meanings in this Buyer's Disclosure Letter. All values are expressed in Canadian dollars unless noted otherwise.

1.

Osisko does not take any responsibility for any opinion which may have been expressed by any person other than Osisko, its employees, agents, representatives, officers, directors or consultants or any forecast or projection in any information or document by such person unless any such opinion, forecast or projection is expressly referred to or represented or warranted in the Acquisition Agreement or this Buyer's Disclosure Letter.

2.

Any matter disclosed in this Buyer's Disclosure Letter with respect to the corresponding section or subsection of the Acquisition Agreement shall be deemed to be disclosed under any other section or subsection of the Acquisition Agreement, as long as the relevance of such disclosure to such other section or subsection of the Acquisition Agreement is reasonably apparent on its face.

3.

Disclosure of any matter herein shall not be deemed to constitute an admission by Osisko, or to otherwise imply, that such matter is material, individually or in the aggregate with any other matter(s), for purposes of the Acquisition Agreement.

4.	The following matters are specifically disclosed:

Acquisition Agreement Reference	Disclosure Schedule Reference
Schedule H – Section 1 (Organization and Qualification of the Buyer)	See Schedule H-1 – Organization and Qualification of the Buyer
Schedule H – Section 17 (Contracts)	See Schedule H-17 – Contracts
Schedule H – Section 26 (Environmental Matters)	See Schedule H-26 – Environmental Matters
Schedule H – Section 28 (Title)	See Schedule H-28 – Title
Schedule H – Section 30 (Shareholder and Similar Agreements)	See Schedule H-30 – Shareholder and Similar Agreements

SCHEDULE H-1
ORGANIZATION AND QUALIFICATION OF BUYER

Set forth below is the organization structure of Osisko and its subsidiaries, which includes the ownership of Osisko in its direct and indirect subsidiaries.

[Redacted - Commercially sensitive]

SCHEDULE H-17
CONTRACTS

The following are the material contracts entered into by Osisko and/or a subsidiary of Osisko:

•

Canadian Malartic Royalty Agreement (the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Canadian Malartic GP, a general partnership existing under the laws of Ontario).

•

Éléonore Royalty Agreement (the royalty agreement dated March 31, 2006 and amended on May 12, 2014, between Goldcorp Inc., Virginia Gold Mines Inc. (now Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp) and Virginia Mines Inc. (before its amalgamation to become "Osisko Exploration James Bay Inc.").

•

Virginia Arrangement Agreement (the arrangement agreement dated November 16, 2015 between Osisko, Virginia Mines Inc. (before its amalgamation to become "Osisko Exploration James Bay Inc.") and 9081798 Canada Inc.

•	Credit Agreement (the $100 million revolving credit facility agreement dated November 21, 2014 between Osisko and National Bank of Canada).

•

Amended Credit Facility (means the amended revolving credit facility dated December 23, 2015 between Osisko and National Bank of Canada, which, among other things, increased the amount of the facility from $100 million to $150 million and extended the term of the facility to December 23, 2017).

•

RQ Subscription Agreement (means the subscription agreement dated February 12, 2016 between Osisko and Ressources Québec (A wholly-owned subsidiary of Investissement Québec) providing for the issuance of a five-year $50 million convertible debenture, bearing interest at an annual rate of 4% payable quarterly).

•

2015 Underwriting Agreement (means the underwriting agreement dated February 18, 2015 between Osisko and Macquarie Capital Markets Canada Ltd., RBC Dominion Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., Scotia Capital Inc., Cormark Securities Inc., Paradigm Capital Inc. and Edgecrest Capital Corporation).

•

2015 Warrant Indenture (means the warrant indenture dated February 18, 2015 between Osisko and CST Trust Company, as warrant agent, pursuant to which the common share purchase warrants of Osisko were created and issued and by which they are governed).

•

2016 Underwriting Agreement (means the underwriting agreement dated February 11, 2016 between Osisko and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Macquarie Capital Markets Canada Ltd., CIBC World Markets Inc., Haywood Securities Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., Dundee Securities Ltd., Paradigm Capital Inc.).

•

2016 Warrant Indenture (means the warrant indenture dated February 26, 2016 between Osisko and CST Trust Company, as warrant agent, pursuant to which the common share purchase warrants were created and issued and by which they are governed).

The foregoing material contracts have been made available on the public record (with certain redactions ), but have been disclosed in their entirety to the Sellers to conduct their due diligence investigation of Osisko.

SCHEDULE H-26
ENVIRONMENTAL MATTERS

[Redacted - Commercially sensitive]

SCHEDULE H-28
TITLE

[Redacted - Commercially Sensitive]

SCHEDULE H-30
SHAREHOLDER AND SIMILAR AGREEMENTS

Unanimous Shareholders Agreement

Reference is made to the unanimous shareholders agreement dated June 15, 2015 among Sodemex Dévelopment, Société en Commandite, Sidex, Société en Commandite, Fonds de Solidarité des travailleurs du Québec (F.T.Q.), Fonds Régional de Solidarité Nord-du-Québec, Société en Commandite, Exploration Osisko – Baie James Inc., Mines Coulon Inc. And Redevances Aurifères Osisko Ltée. A copy of the aforementioned unanimous shareholders' agreement has been made available to the Sellers.

Coulon Exchange Rights Agreement

Reference is made to the exchange rights agreement dated January 31, 2014 (the "Exchange Rights Agreement") between Virginia Mines Inc. and the other holders of Class "A" shares in the capital of Coulon Mines Inc. (the "Coulon Shares"), as amended effective February 17, 2015 pursuant to the plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Plan of Arrangement") among Osisko, Virginia Mines Inc. and 9081798 Canada Inc. to, among other things, enable the holders of Coulon Shares to exercise their exchange rights thereunder to acquire common shares of Osisko in exchange for their Coulon Shares.

The plan of arrangement is described in the joint management information circular of Osisko and Virginia Mines Inc. dated December 12, 2014 prepared in connection with the acquisition by Osisko of Virginia Mines Inc., and has been made available to the Sellers.

Background

Pursuant to various agreements dated January 31, 2014, Virginia Mines Inc., of the first part, and each of Sodémex développement, s.e.c., le Fonds de solidarité des travailleurs du Québec (F.T.Q.), the Fonds regional de solidarité Nord-du-Québec, s.e.c. and SIDEX, s.e.c. (collectively, the "Institutional Shareholders"), of the second part, became involved in an accelerated exploration program on Virginia Mine Inc.'s then mineral exploration property known as the "Coulon Property".

Pursuant to the Exchange Rights Agreement, the Institutional Shareholders were given the right to exchange their Coulon Shares for common shares of Virginia Mines Inc. ("Virginia Shares"). The exchange rights granted to the shareholders of Coulon Mines Inc. (the "Coulon Exchange Right") were granted to each Institutional Shareholder individually and may be exercised independently of one another. The Institutional Shareholders that exercise their Coulon Exchange Right may do so only for the aggregate of the Coulon Shares they held.

Pursuant to the Plan of Arrangement, the Exchange Rights Agreement was amended so that a holder of Coulon Shareholders shall, upon exercise of such Coulon Exchange Rights, in accordance with the terms and conditions of the Exchange Rights Agreement, no longer be entitled to receive Virginia Shares and shall instead be entitled to receive from Osisko such number of common shares of Osisko (rounded to the nearest whole number with half of a common share of Osisko rounded upwards) calculated in accordance with the formula set out in the Plan of Arrangement, as adjusted if applicable.

Schedule L
Assignment Agreements

ROYALTY ASSIGNMENT AND ASSUMPTION AGREEMENT

[Description of Royalty]

This Royalty Assignment and Assumption Agreement (this “Agreement”) is entered into and effective as of <@>, 2017 between [Seller] (“Assignor”) and [Buyer] (“Assignee”).

Whereas the Assignor and the Assignee are two of the parties to the Acquisition Agreement (the “Acquisition Agreement”) dated <@>, 2017 between Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited, as vendors, and Osisko Gold Royalties Ltd., as purchaser, the Assignor being one of the “Sellers” and the Assignee being the “Buyer”.

And whereas this Agreement is the Assignment to be delivered by the Assignor at Closing as provided in Section 7.2(d) of the Acquisition Agreement in respect of the [Royalty Agreement, described by Title, Date & Parties] (the “Royalty Agreement”).

For good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Assignor and the Assignee, the Assignor and the Assignee agree as follows:

1.	Capitalized terms and expressions used and not defined herein but defined in the Acquisition Agreement shall have the meanings assigned to them respectively in the Acquisition Agreement.

2.	Assignor hereby assigns and transfers to Assignee the Royalty Agreement and all of Assignor’s right, title and interest therein free and clear of any lien, claim or encumbrance.

3.

Assignee accepts the assignment of the Royalty Agreement and assumes all of the obligations of the Assignor thereunder and covenants and agrees with Assignor to pay and discharge as and when due and be responsible for and indemnify and save harmless the Assignor from and against the Assumed Liabilities and the Environmental Liabilities, regardless of when existing or arising in respect of the Royalty in the manner and to the extent provided in the Acquisition Agreement.

4.

The rights and obligations of the parties hereto are subject to the terms and provisions of the Acquisition Agreement; in the event of any inconsistency between the terms hereof and the terms of the Acquisition Agreement, the terms of the Acquisition Agreement shall govern; the terms and provisions of the Acquisition Agreement shall not merge in this Assignment and Assumption Agreement and shall continue in full force and effect.

5.	This Assignment and Assumption Agreement shall be governed by the laws of [Royalty Agreement jurisdiction] without reference to the choice of law or conflicts of law principles thereof.

6.	This Assignment and Assumption Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

7.

This Assignment and Assumption Agreement may be executed in any number of counterparts. Each counterpart is an original, but the counterparts together are one and the same agreement. This Assignment and Assumption Agreement is binding on the parties on the exchange of counterparts. A copy of an executed counterpart sent by facsimile machine or as a PDF file by electronic mail (i) shall be treated as an original counterpart, (ii) is sufficient evidence of the execution of the original and (iii) may be produced in evidence for all purposes in place of the original.

IN WITNESS WHEREOF, the parties have executed this Assignment and Assumption Agreement on the date first written above.

[SELLER]

By: _______________________________________________________
Name:
Title:

[BUYER]

By: ________________________________________________________
Name:
Title:

Schedule M
Form of Shareholder Participation Agreemen

[Redacted - Shareholder participation Agreement to be filed once executed among the parties]